SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

GENSET	**1014622**
(Exact name of Registrant as Specified in Charter)	(Registrant CIK Number)
FORM 20-F for the fiscal year ended December 31, 2001	**0-28526**
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give period of Report)	(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of **Paris, France** on **June 24, 2002.**

GENSET
(Registrant)

By : /s/ MARC VASSEUR

Name: Marc Vasseur
Title: Chief Executive Officer

Filings Made by Persons Other Than the Registrant. After reasonable enquiry and To the best of my knowledge and belief, I certify on ____________________, _____, that the information set forth in this statement is true and complete.

By : ____________________
(Name)

____
(Title)

INTRODUCTION

Genset, a foreign private issuer registrant incorporated as a *société anonyme* under the laws of France (the "Company"), has elected to file its Annual Report on Form 20-F electronically but to continue to file the exhibits thereto in paper format. The Company's Form 20-F is being filed electronically concurrently herewith. The index numbers below correspond to the numbers in the exhibit index of the Form 20-F.

INDEX TO EXHIBITS

1.1 *Statuts* of Genset S.A., as amended through June 30, 2001

2.1 Agreement to Issue Warrants dated March 11, 2002 between Genset and Société Générale (relating to the warrants underlying the Equity Line)

2.2 Agreement dated March 11, 2002 between Genset and Société Générale (relating to the terms and conditions of the Equity Line)

4.1 Stock Purchase Agreement dated April 4, 2002, between Genset and QuestMark Partners LP, relating to the purchase of shares in Ceres, Inc.

4.2 Stock Purchase Agreement dated March 28, 2002, between Genset and certain Purchasers relating to the purchase of shares in Ceres, Inc.

4.3 Database Subscription and Gene Option Agreement dated December 22, 2000, between Genset and Celera Genomics, a Business Unit of PE Corporation (NY).

Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

Exhibit 1.1

GENSET

A *société anonyme* with a share capital of 24,314,550 euros
Registered office: 24, rue Royale, Paris, 75008 France

Registry of Companies No.: R.C.S. PARIS 351 723 440

STATUTS
(BY-LAWS)

(UNOFFICIAL ENGLISH TRANSLATION)

dated as of June 30, 2001

STATUTS

1. CORPORATE FORM

The owners of the Ordinary Shares created hereafter, together with the owners of those which may subsequently be created, constitute a corporation (*"société anonyme"*) subject to the laws of the Republic of France and by these *statuts*.

2. CORPORATE PURPOSE

The corporate purpose of the Company, in France and abroad is:

- the research, development, production and marketing of research, diagnostics and therapeutic products by direct genetic targeting;
- the acquisition or taking of interests and shareholdings of any kind in any Company having activities in the areas of business defined above;
- and generally any and all transactions such as commercial financial, industrial, and relating to real or personal property, that directly or indirectly relate to the corporate purpose, or with any similar or closely related corporate purpose.

3. CORPORATE NAME

The name of the Company is:

GENSET

4. REGISTERED OFFICE

4.1 The registered office of the Company is located at:

24, rue Royale
75008 Paris, France

4.2 It may be transferred to any other location in the same *département* (or administrative area) or adjacent *département* upon a simple resolution of the Board of Directors, subject to approval by the next ordinary general meeting of shareholders, and anywhere else in France upon a resolution of an extraordinary general meeting of shareholders.

When a transfer is decided by the Board of Directors, the Board is authorized to modify the *statuts* accordingly.

5. DURATION

The Company is incorporated for 99 years, except in the case of an early winding-up or a further extension of such by an extraordinary general meeting of shareholders.

6. SHARE CAPITAL

6.1 The registered capital of the Company is fixed at the amount of twenty four million three hundred and fourteen thousand five hundred and fifty euros (€ 24,314,550).

6.2 It is divided into 8,104,850 Ordinary Shares with a nominal value of three euros (€ 3) each, entirely subscribed upon incorporation and upon the subsequent capital increases.

6.3 The following warrants have been issued by the extraordinary general meeting of shareholders or the Board of Directors pursuant to authorizations granted by the extraordinary general meeting of shareholders and remain exercisable:

- 4,000 warrants issued pursuant to the authorization granted by the extraordinary general meeting of shareholders held on May 22, 1997 ("1997/1 Warrants" and "1997/2 Warrants"),
- 30,000 warrants issued pursuant to the authorization granted by the extraordinary general meeting of shareholders held on May 19, 1998 ("1998A Warrants" and "1998B Warrants"),
- 2,000 warrants issued pursuant to the authorization granted by the extraordinary general meeting of shareholders held on August 19, 1998 ("1998C Warrants"),
- 4,000 warrants issued by a decision of the Board of Directors of September 17, 1999, pursuant to the authorization granted by the extraordinary general meeting of shareholders held on May 19, 1999 ("1999 Warrants"), and
- 8,000 warrants issued pursuant to the authorization granted by the extraordinary general meeting of shareholders held on June 16, 2000 ("2000 Warrants"),
- 10,000 warrants issued pursuant to the authorization granted by the extraordinary general meeting of shareholders held on June 27, 2001("2001 Warrants).

6.4 The following stock options have been granted by the Board of Directors and remain exercisable:

- 193,900 stock options which were granted pursuant to the authorization of the extraordinary general meeting of shareholders held on March 19, 1996 ("1996 Options"),
- 57,900 stock options which were granted pursuant to the authorization of the extraordinary general meeting of shareholders held on April 15, 1996 ("1996/1 Options"),
- 109,744 stock options which were granted pursuant to the authorization of the extraordinary general meeting of shareholders held on May 22, 1997 ("1997 Options"),
- 447,450 stock options which were granted pursuant to the authorization of the extraordinary general meeting of shareholders held on May 19, 1999 ("1999 Options"), and
- 285,500 stock options which were granted pursuant to the authorization of the extraordinary general meeting of shareholders held on June 16, 2000 ("2000 Options").

The Board of Directors may still grant 14,025 options authorized by the extraordinary general meeting of shareholders held on May 19, 1999 ("1999 Options") and 50,856 options authorized by the extraordinary general meeting of shareholders held on June 16, 2000 ("2000 Options").

Furthermore, as a result of a resolution of the extraordinary general meeting of shareholders held on June 16, 2000 to replace, by a new stock option plan, all the cancelled options which were issued pursuant to the authorizations of the extraordinary general meeting of shareholders held on March 19, 1996 ("1996 Options"), April 15, 1996 ("1996/1 Options"), and May 22, 1997 ("1997 Options"), the Board may no longer issue options under these three plans.

7. ALTERATION OF THE SHARE CAPITAL

7.1 The share capital of the Company may be increased or reduced by any means and according to any methods authorized by law.

7.2 All powers are given to the Board of Directors in order to increase the share capital to reflect the operations provided for in Sections 6.3 and 6.4 above.

8. PAYING UP OF ORDINARY SHARES

The Ordinary Shares subscribed in cash upon incorporation and/or by way of an increase in share capital must be paid up in accordance with the applicable provisions of the law and with the terms and conditions determined by the extraordinary general meeting of shareholders.

9. FORM OF ORDINARY SHARES

9.1 The Ordinary Shares are registered shares or bearer shares; provided, however, that they can only be bearer shares if they are admitted for listing on a French or foreign stock exchange. They are registered pursuant to conditions defined by laws and regulations.

9.2 From the moment the Company's Ordinary Shares are admitted for listing on a French or foreign stock exchange, the Company may, at any time, in the conditions defined by laws and regulations, request the entity which operates the clearing of the Ordinary Shares, the name or corporate name, as the case may be, the address and nationality of the owners of the Ordinary Shares or securities which confer eventually a right to vote at the general meetings of shareholders, as well as the number of Ordinary Shares or securities held by each such Ordinary Share or security holder and, in the event there are any, the restrictions which may affect such Ordinary Shares or securities.

10. TRANSFER OF ORDINARY SHARES

10.1 The transfer of Ordinary Shares and other securities is free. The transfer is executed in the conditions defined by laws and regulations, whether the concerned security is in registered form or bearer form.

10.2 From the moment the Company's Ordinary Shares are admitted for listing on a French or foreign stock exchange, any individual or corporate entity, acting alone or in association with other individuals or corporate entities,

Who should come to hold by any means whatsoever, according to the terms of articles L.233-7 et seq. of the Code of Commerce concerning commercial companies, a number of Ordinary Shares which represent, either immediately or at some future moment, a fraction representing 2% of the share capital and/or of the voting rights at general meetings or any multiple of such percentage, even if this multiple exceeds the legal threshold of 5%,

Must inform the Company of the total number of securities it holds by registered mail with return receipt requested sent to the registered office within 15 days from the date on which any such threshold is attained or, for the holders which are not resident in France, by any equivalent means.

This obligation shall also apply in the same conditions each time the fraction of the share capital and/or voting rights which are held decreases and becomes inferior to one of the thresholds defined above.

Should the obligations defined above not be complied with, the Ordinary Shares which exceed the threshold which gives rise to the obligation to inform shall be deprived of their voting rights if so requested by one or more shareholders, representing collectively or individually at least 2% of the share capital and/or voting rights of the Company in the conditions defined by article L.233-7 of the Code of Commerce.

If the default is rectified, the corresponding voting rights may not be exercised before the end of the time period provided by the applicable laws and regulations.

11. RIGHTS AND OBLIGATIONS ATTACHED TO THE ORDINARY SHARES

11.1 Each share gives rise to a right to the profits and corporate assets, proportional to the proportion of the share capital it represents.

11.2 It also confers the right to vote and participate in the general meetings of shareholders in the conditions determined by law and by these *statuts*.

11.3 The shareholders' liability is limited to the nominal value of the Ordinary Shares they hold. Beyond this limit, all call for capital is forbidden.

11.4 All rights and obligations are inherent in and transferred with the Ordinary Shares, regardless of the identity of the shareholder.

11.5 The ownership of an Ordinary Share entails, automatically, acceptance of the *statuts* and of the decisions of the general meetings of shareholders.

12. INDIVISIBILITY OF ORDINARY SHARES

12.1 With regard to the Company, Ordinary Shares are indivisible.

The joint owners of Ordinary Shares must be represented to the Company by one of them, who will be deemed to be the sole owner of the Ordinary Shares, or by a sole representative. In case of disagreement, a sole representative can be nominated by the Court following the request of the most diligent joint owner.

12.2 Except if otherwise agreed and notified to the Company, the usufructuaries of Ordinary Shares validly represent the underlying owner of the Ordinary Shares with regard to the Company.

In extraordinary meetings of shareholders, however, the voting rights belong to the underlying owner of the Ordinary Shares.

13. BOARD OF DIRECTORS

13.1 The business of the Company is managed by a Board of Directors consisting of a minimum of three members and a maximum of twenty-four directors.

13.2 The duration of their term of office is six years.

A director's term of office ceases at the end of the annual ordinary general meeting of shareholders having deliberated on the accounts of the preceding fiscal year, which meeting is held during the year in which the mandate of the director expires.

The directors may always be re-elected.

14. CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors appoints, among its members who are individuals, a Chairman and determines the term of his or her office. The Chairman's term of office is limited, however, to the duration of his or her mandate as director.

15. DECISIONS OF THE BOARD OF DIRECTORS

15.1 The Board of Directors meets as often as necessary to manage the business of the Company. Meetings of the Board of Directors are convened by the Chairman or by at least one-third of the directors, even if the last meeting was held less than two months before.

Meetings are held at the registered office of the Company or at any other location set out in the notification of the meeting.

Any director may attend, participate in, and vote at meetings of the Board of Directors by any means involving teleconferencing, telecommunications, or teletransmission (including the Internet) under the conditions provided in regulations applicable at the time of use.

15.2 The decisions adopted by the Board of Directors are valid only when at least half the directors are effectively present.

16. POWERS OF THE BOARD OF DIRECTORS

The Board of Directors has full power to act in the name of the Company and to make and authorize all operations relating to the activity of the Company as defined in the corporate purpose.

Unless expressly reserved by law or in these *statuts* as being the sole domain of the general meeting of shareholders, the Board of Directors has full power to manage and make decisions with respect to the Company.

The Board of Directors may designate any representative and grant such representative all powers to act on its behalf as long as such delegation does not exceed the powers of the Board as determined by law and by these *statuts*.

17. GENERAL MANAGEMENT - DELEGATION OF POWERS

17.1 The Chairman of the Board of Directors is responsible for the general management of the Company and represents the Company in its relations with third parties, with full powers within the corporate purpose, subject however to the powers expressly attributed by law to the general meetings of shareholders and to the Board of Directors.

The Chairman may be partially substituted in his powers by as many representatives as he considers fit.

17.2 Upon the proposal of the Chairman, the Board of Directors can appoint a *directeur général* and as authorized by law, up to five *directeurs généraux*.

The *directeur général*s must be individuals, to be chosen among directors or non-directors, subject to the legal conditions governing such nominations.

The *directeurs généraux* can be removed at any moment by the Board of Directors, on the proposal of the Chairman; upon death, resignation or removal of the Chairman, they keep their function and powers until the appointment of a new Chairman, except if the Board decides otherwise.

The scope and the term of the powers delegated to the *directeurs généraux* are determined by the Board of Directors with the agreement of the Chairman. However, the limitations of these powers is not opposable to third parties who are entitled to consider that *directeurs généraux* have the same power as the Chairman.

When a *directeur général* is a director, his or her term of office as *directeur général* cannot exceed that of his or her term as director.

17.3 The Board of Directors can entrust any representative chosen either among or outside its members, with such permanent or temporary duties as it may decide and can delegate powers to such representatives and determine the remuneration that it considers appropriate.

18. REMUNERATION OF THE DIRECTORS, OF THE CHAIRMAN, OF THE *DIRECTEURS GÉNÉRAUX* AND OF THE REPRESENTATIVES OF THE BOARD OF DIRECTORS

18.1 The ordinary general meeting of shareholders can grant attendance fees to directors as remuneration for their activities, the amount of which is included in the overhead expenses of the Company. Such attendance fees remain payable unless the general meeting of shareholders decides otherwise.

The Board of Directors allocates such attendance fees between its members as it deems appropriate.

18.2 The compensation of the Chairman of the Board of Directors and that of the *directeurs généraux* is determined by the Board of Directors. It can be fixed or proportional or both fixed and proportional.

19. GENERAL MEETINGS OF THE SHAREHOLDERS

19.1 The collective decisions of the shareholders are made in general meetings of shareholders in the conditions defined by law. Any regularly constituted general meeting of shareholders represents the entirety of the shareholders.

The decisions made by the general meeting of shareholders are binding upon all of them, even those not attending, dissenting, or legally incapacitated.

The shareholders may, under the conditions provided by law and regulation, transmit forms for proxies and voting by mail relating to any shareholders' meeting, either in paper form, or, on the decision of the Board of Directors set forth in the notice of meeting, by teletransmission (including the Internet).

Any shareholder may also, if the Board of Directors so decides at the time of calling the shareholders' meeting, participate in, and vote at, the shareholders' meeting by any means involving teleconferencing, telecommunications, or teletransmission (including the Internet) under the conditions provided in regulations applicable at the time of use.

If the Board of Directors so decides at the time of calling the shareholders' meeting, it may decide to allow the public retransmission of all of, or excerpts from, the shareholders' meeting by any means involving teleconferencing, telecommunications, or teletransmission (including the Internet). Such decision, if any, shall be communicated in a notice of meeting published in the Bulletin des Annonces Légales Obligatoires (BALO) (newspaper for publishing legal notices).

19.2 The right of shareholders to attend general meetings of shareholders is subject to the following conditions:

- As regards the shareholders holding shares in registered form, that such Ordinary Shares are registered in the shareholder's name in the Company's share register, five days at least before the day on which the general meeting of shareholders is to be held.
- As regards the shareholders holding shares in bearer form, that the depository's certificate of the bearer shares be deposited in the conditions defined by Section 136 of Decree 67-236 of March 23, 1967, five days at least before the day on which the general meeting of shareholders is to be held.

19.3 The general shareholders' meetings are chaired by the Chairman of the Board of Directors or, in his absence, the director present with the most seniority or any other director appointed to this effect by the Board. Failing this, the shareholders' meeting shall itself elect its Chairman.

19.4 Each share in the company shall have one vote.

19.5 At any meeting of the company's shareholders, no shareholder may vote more than 20% of the total number of voting rights attached to the shares issued and outstanding on the date of the shareholders' meeting.

For each shareholder, as the case may be, there shall be added together the total number of voting rights attached to the shares he/she owns in his/her name, and those owned by any company which it (i) controls, (ii) which controls it, or (iii) which is under common control with such person(s), the term "control" having the meaning given to it in article L. 233-3 of the Code of Commerce.

This article 19.5 shall have no effect on the calculation of the number of voting rights held by each shareholder under article 19.4 hereof.

20. FISCAL YEAR

The fiscal year begins on January 1 and ends on December 31 of each year.

By way of exception, the first fiscal year shall begin on the day of the registration of the

Company and end on December 31, 1990.

21. INVENTORY – ANNUAL ACCOUNTS

21.1 Regular accounts are kept of the operations of the Company, in accordance with the law.

21.2 At the end of each fiscal year, the Board of Directors approves the accounts of the Company which include the balance sheet, the profit and loss account and the notes thereto which completes and clarifies the information therein.

22. DETERMINATION, DISTRIBUTION AND ALLOCATION OF PROFITS

The profit and loss account shows through the difference between revenue items and expenses, after deducting depreciation and provisions, the net profits or the losses for the fiscal year.

From such net profits of the completed year less, if applicable, the aggregate of losses from preceding years, an amount of five percent at least is withdrawn to form the legal reserve required by law. Such withdrawal is no longer mandatory when such legal reserve has reached one-tenth of the share capital; it is resumed when for any reason, the legal reserve has fallen below such percentage.

The distributable profits are made up of the fiscal year's profits less all the previous fiscal years' losses and the withdrawal made for the legal reserve, and is increased by the losses carried forward.

The profits are distributed to the shareholders, proportionally to the number of Ordinary Shares they own.

The dividends are distributed by priority out of the profits from the preceding fiscal year. The general meeting of shareholders may also decide the distribution of sums taken from reserves which it has at its disposal, provided it expressly indicates the reserves from which such sums are taken.

The general meeting of shareholders may grant to each shareholder, for all or part of the dividend or advance payment of dividends to be distributed, the option of being paid either in cash or in Ordinary Shares.

23. WINDING UP - LIQUIDATION

23.1 Except in case of dissolution decided by a court as provided by law, the Company is dissolved by anticipation at the expiration of the term provided for in these *statuts* or by decision of the extraordinary general meeting of shareholders.

23.2 One or several liquidators are then appointed by such extraordinary general meeting of shareholders, subject to the quorum and majority requirements provided for ordinary general meetings of shareholders.

The liquidator represents the Company. The liquidator is vested with all powers to dispose of the corporate assets, including by settlement. The liquidator is entitled to pay the creditors and to distribute the remaining balance.

A general meeting of shareholders can authorize the liquidator to continue current operations or to enter into new operations for the purposes of the liquidation.

23.3 The sharing of the net assets after reimbursement of the nominal value of the Ordinary Shares shall be made among the shareholders proportionally to their participation in the share capital.

Exhibit 2.1

GENSET
Société anonyme au capital de 24 158 925 euros
Siège social 24, rue Royale – 75008 Paris
351 723 440 RCS Paris

AGREEMENT TO ISSUE WARRANTS (*BONS DE SOUSCRIPTION D'ACTIONS*)

1. BACKGROUND OF THE ISSUE

1.1 Approval of the Extraordinary General Shareholders' Meeting

The Extraordinary General Shareholders' Meeting of Genset (hereinafter called the "**Issuer**"), meeting on its second all on 20 February 2002, acting on the basis of the quorum and majority requirements applicable to extraordinary general shareholders' meetings, acted, in its first resolution, among other things:

- to authorize GENSET S.A.'s Board of Directors, pursuant to Article L. 228-95 of the Code of Commerce, to issue, on one or more occasions and at their sole discretion, up to 4 million warrants (*bons de souscription d'actions*), at the price of € 0.01 per warrant, giving the holders thereof the right to acquire GENSET S.A. shares on the basis of one share per warrant,
- in addition to authorize the Board of Directors to undertake one or more capital increases in a maximum amount of € 12 million by issuing up to 4,000,000 shares, nominal value €3 per share, to which may be added the nominal amount of shares to be issued to protect the rights of the holders of securities carrying the right, directly or indirectly, to acquire shares of GENSET S.A. capital stock, in the cases provided by law,
- resolved, for all or the warrants to be issued, to waive the shareholders' pre-emptive acquisition rights in favor of Société Générale, a corporation (*société anonyme*) having its registered office located at 29, boulevard Haussmann, 75009 Paris, registered with the Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*) of Paris under number 552 120 222, which will have the sole right to acquire the warrants to be issued pursuant to this authorization,
- to waive, in favor of the warrantholders, the shareholders' pre-emptive right to acquire the shares to be issued upon exercise of such warrants,
- to adopt the following principal terms and conditions for issuing and exercising the warrants:
  - the warrants will be in registered form,
  - the warrants will be exercisable at any time during a period of two years from their issue date,
  - the price for acquiring a share upon exercise of a warrant will be equal to (i) 90% of the volume-weighted average trading price, excluding block trades and off-floor trades

of Genset shares on the *Nouveau Marché* (or any other French or European regulated securities exchange that, in the future, might become the principal market where the shares are traded), during the period of five trading days of the shares between the date of exercising the warrant and the four preceding trading days of the shares, or (ii) in the event Genset shares are no longer traded on any French or European regulated exchange, € 500,

- the new shares to be issued upon exercise of the warrants shall have the same rights and privileges as existing shares as from the issue thereof, including dividend rights,

- resolved that this authorization will be valid from this Meeting of Shareholders until the date of the Annual General Meeting of Shareholders called to pass on the accounts for the financial year ended 31 December 2001 and, in any event, for a maximum period of one year,

- resolved to delegate all authority to the Board of Directors, with the power to grant subdelegations of authority to the Chairman thereof, to implement this authorization, within the limits and on the terms and conditions set forth hereinabove, or not to do so.

1.2 Action of the Board of Directors

Acting under the authority granted at the Extraordinary General Shareholders' Meeting, the Issuer meeting on second call on 20 February 2002 and, especially, the first resolution thereof, the Board of Directors, at its meeting held on 22 February 2002, resolved to issue 4,000,000 (four million) warrants acquisition of which was exclusively reserved to Société Générale, a corporation (*société anonyme*) with registered capital of € 538,708,352.50, having its registered office located at 29, boulevard Haussmann - 75009 Paris, with the single identification number 552 120 222 RCS (*Registre du Commerce et des Sociétés* - Registry of Commerce and Companies) of PARIS, on the terms and conditions set forth hereinafter.

2. NUMBER OF WARRANTS ISSUED

4 000 000 (four million) warrants (*bons de souscription d'actions*) (the "**Warrants**").

3. SUBSCRIPTION PERIOD – EFFECTIVE DATE – PAYMENT DATE

The Warrants may be subscribed for, and acquired, from 22 February 2002 to 11 March 2002, inclusive.

The effective date and payment date shall be 11 March 2002.

4. FORM OF WARRANTS AND NEGOTIABILITY

The Warrants shall be issued subject to Article L. 228-95 of the [French] Code of Commerce.

The Warrants shall be issued in registered form. They shall be recorded in accounts maintained by Société Générale (*Département Bourse et Conservation de Titres*, 32 rue du

Champ de Tir, 44000 Nantes), appointed by the Issuer for such purpose. The rights of the warrantholders shall be evidenced by registration in their name.

The Warrants shall be freely negotiable and saleable by the owners thereof as from the Effective Date thereof.

The Warrants shall not be made the subject of an application for listing on a regulated securities exchange.

5. SUBSCRIPTION PRICE OF THE WARRANTS

The total subscription price of the Warrants (the "**Warrant Subscription Price**") shall be EUR 40 000 (forty thousand euros), or a subscription price of EUR 0.01 (one euro cent) per Warrant.

6. RIGHTS ATTACING TO THE WARRANTS

6.1 Subscription

The only right that the Warrants will carry will be the right to acquire, at any time during the Exercise Period of the Warrants (as defined in Article 6.3 hereof), in consideration of payment of the Exercise Price (as such term is defined in Article 6.2 hereof) and on the terms and conditions set forth hereinafter, the new shares of the Issuer in the nominal amount of EUR 3 (three euros) per share (the "**New Shares**").

6.2 Parity and Exercise Price

Subject to Article 7.3 below, ONE (1) Warrant will carry the right to acquire ONE (1) New Share (the "**Exercise Parity**") at a price per share (the "**Exercise Price**") equal:

(i) if the Shares (as defined hereinafter) are traded on the Market (as defined hereinafter) to the result of the following formula:

$$\text{Exercise Price} = 90\% \times \text{VWAP}$$

where:

"**VWAP**" shall mean the volume-weighted average price weighted by the volume of Eligible Transactions executed during the Reference Period.

The VWAP as defined above may be obtained through the Bloomberg Professional ™ system of Bloomberg L.P (hereinafter called the "**System**"). It may be obtained on the GNST FP Equity AQR page of the System under the name "Bloomberg VWAP", by manually entering into the System (i) as the date and time of the beginning of the calculation period the Trading Day of the Reference Period and opening time of the Market on such date and (ii) as the date and time of the end of the calculation the last Trading Day of the Reference Period and the time set for close of the Market on such date.

"**Shares**" shall mean the Issuer's ordinary shares presently traded on the *Nouveau Marché* of Euronext Paris and the ISIN code for which is FR0004036408.

"**Trading Day**" shall mean a whole day, other than a Saturday or a Sunday, on which:

- the Market is open and operates normally;
- the Shares are continuously traded for at least two hours.

"**Market**" shall mean the *Nouveau Marché* of Euronext Paris, or any other French or European regulated exchange within the meaning of Article L. 421-1 of the [French] Monetary and Financial Code which in the future may become the principal market on which the Shares are traded.

"**Reference Period**" shall mean the Period of five consecutive Trading Days consisting of (i) the Exercise Date (as such term is defined in Article 6.3 hereof) and (ii) the four preceding Trading Days.

"**Eligible Transactions**" shall mean the transactions in the Shares executed by confronting orders in the central order book of the Market during trading sessions. For the avoidance of doubt it is understood and agreed that the following transactions shall be Eligible Transactions, as such terms are defined in Articles 4401 and 4402 of Book I of the *Règles de Marché* [Market Rules] published by Euronext Paris:

- transactions executed by continuous order pairing in the central order book;
- transactions executed in connection with opening and closing fixings;
- counterpart applications and transactions.

The following transactions shall not be deemed Eligible Transactions:

- transactions executed outside trading sessions of the Shares on the Market (off-market trades);
- block trades, as such term is defined in Article 4403 of Book K of the *Règles de Marché* published by Euronext Paris, executed outside the central order book.

(ii) in the event the Issuer's ordinary shares are no longer traded on any regulated exchange within the meaning of Article L. 421-1 of the Monetary and Financial Code, in France or in Europe, EUR 500 (five hundred euros).

6.3 Terms and Conditions of Exercise

The Warrants shall be exercisable in whole or in part, on one or more occasions, at any time between the Effective Date (excluded) and the second anniversary date of the Effective Date (inclusive) (the "Warrant Exercise Period"). Warrants that remain unexercised at the end of the Warrant Exercise Period shall expire and be cancelled.

Exercise by the warrantholders of the rights to acquire New Shares shall be evidenced by (1) such warrantholders' sending to Société Générale (*Département Bourse et Conservation de Titres*, 32 rue du Champ de Tir, 44000 Nantes – Attention: Elisabeth Serrano, fax number: 02 51 85 62 15, telephone number: 02 51 85 50 67, e-mail: elisabeth.serrano@socgen.com) as the Issuer's representative, a facsimile message indicating the number of Warrants to be exercised as well as the total amount of New Shares to be acquired and (2) the payment to Société Générale, as agent for the Issuer, of the total amount of the subscription price therefor.

The day of exercising the Warrants in respect of a given Warrant Exercise Request (the "**Exercise Request**") shall be set on the day the following two conditions are met: (1) the facsimile message is received and (2) the amount of the subscription price is paid. If such day is not a Trading Day, the Exercise Date shall be the next preceding Trading Day.

In the event of a capital increase or issue of securities carrying the right to acquire shares, merger, or split-up, or other financial transactions involving a preferential subscription right, or reserving a priority subscription period to shareholders of the Issuer, the Issuer reserves the right to suspend exercise of the Warrants for a period not to exceed three months, such right in any case not to have the effect of causing the warrantholders to lose their right to acquire New Shares. In such case, the Issuer's decision to suspend exercise of the Warrants shall be notified to the warrantholders by registered letter, return receipt requested, or by equivalent means for warrantholders residing outside France, at least fifteen days before the suspension is to take effect.

6.4 General Information About the New Shares to be Issued Upon Exercise of the Warrants

(i) Rights attaching to the New Shares

The New Shares acquired upon exercise of the Warrants shall be the same in all respects as outstanding shares of the same class of the Issuer. They will have the right to receive dividends declared and paid subsequent to the issue thereof.

(ii) Negotiability of the New Shares

No provision of the Articles of Association shall limit the free negotiability of the shares constituting the Issuer's share capital.

(iii) Type and Form of New Shares

The New Shares may be issued either in registered or bearer form.

The New Shares, regardless of the form thereof, shall be required to be registered in accounts maintained either by the Issuer (or an agent appointed by the Issuer for such purpose), or by an authorized intermediary. The rights of the shareholders shall thus be represented by a record in their name:

- with the intermediary of their choice, for shares in bearer form;
- with the Issuer (or the intermediary appointed by the Issuer for such purpose) and, if they wish, with the intermediary of their choice, for shares in registered form.

(iv) Trading of the New Shares

The New Shares issued upon exercise of the Warrants shall be made the subject, from time to time, of applications for admission to trading on the Market. They shall be admitted for trading on the Market on the same line as previously-issued shares.

7. PROTECTION OF THE RIGHTS OF THE WARRANTHOLDERS

7.1 Consequence of the Issue of the Warrants

As long as the Warrants are outstanding, the Issues agrees:

- not amortize its share capital;
- nor to change the sharing of earnings,

without taking the necessary steps to protect the rights of the warrantholders that might wish to exercise their subscription rights. If such provisions should be changed, the new provisions shall govern.

7.2 Protection of Rights of Warrantholders in Case of Capital Reduction as a Result of Losses

In the event of a capital reduction as a result of losses, either by reducing the nominal amount of the shares, or the number thereof, the rights of the warrantholders shall be reduced as a consequence, as if such warrantholders had been shareholders as of the issuance of the Warrants.

7.3 Protection of Rights of Warrantholders in the Event of Financial Transactions

So long as the Warrants remain outstanding, (1) the issuance of shares carrying a listed preferential subscription right, (2) a capital increase through capitalization of reserves, earnings, or capital or premiums, (3) capitalization of reserves, earnings, or premiums through an increase in the nominal value of the Shares, (4) distribution of reserves or premiums in cash or portfolio securities, (5) the distribution without consideration to shareholders of any financial instrument other than Shares, (6) the merger, acquisition, or split-up of the Issuer, (7) the repurchase by the Issuer of its own shares at a price greater than the market price, as well as (8) the distribution of an extraordinary dividend, may not be undertaken unless the rights of the warrantholders are protected by making an adjustment in the Exercise Parity, until expiration of the Warrants, as set forth hereinafter.

In the event of adjustments made for the reasons set forth hereinabove, the new Exercise Parity shall include, if necessary, a fraction expressed to the nearest one-hundredth, with the rounding, if any, having been previously made to the nearest one-hundredth (0.005 being rounded to the nearest higher hundredth). Possible future adjustment shall be made on the basis of the preceding Exercise Parity thus calculated and rounded. However, the exercise may give rise to obtaining a whole number of shares, with fractional interests to be handled as set forth hereinafter (Article 8).

(1) In the event of issuance of securities with a listed preferential subscription right, the new Exercise Parity shall be equal to the product of the existing Exercise Parity in force prior to the beginning of the transaction involved multiplied by the following relationship:

$$\frac{\text{Value of the share ex-right} + \text{Value of the subscription}}{\text{Value of the share ex-subscription right}}$$

In calculating this ratio, the values of the shares ex-right and the value of the subscription right shall be determined on the basis of the average of the opening trading price on the Market during all of the market trading sessions included in the subscription period during which the shares ex-right and the subscription right are simultaneously traded.

(2) In the event of a capital increase through capitalization of reserves, earnings, or capital or premiums and distribution of shares without consideration, as well as a stock split or reverse stock split, the new Exercise Parity shall be equal to the product of the existing

Exercise Parity in force prior to the beginning of the transaction involved multiplied by the following relationship:

$$\frac{\text{Number of shares constituting the share capital after the transaction}}{\text{Number of shares constituting the share capital before the transaction}}$$

(3) In the event of a capital increase by capitalization of reserves, earnings, or premiums through an increase in the nominal value of the Shares, the nominal value of the shares to be issued upon exercise of the Warrants shall be increased in a like amount.

(4) In the event of a distribution of reserves or premiums in cash or portfolio securities, the new Exercise Parity shall be equal to the product of the Exercise Parity in force prior to the beginning of the transaction involved multiplied by the following relationship:

$$\frac{\text{Value of the shares before the distribution}}{\text{Value of the shares before the distribution reduced by the amount distributed or the value of the securities distributed per share}}$$

In calculating this ratio:

- the value of the shares before the distribution shall be determined on the basis of the average of at least 20 consecutive opening trading prices on the Market chosen from among the 40 preceding the one on the day of the distribution;
- the value of the securities distributed per share shall be established, either on the basis of the 20 consecutive opening trading prices chosen from among the 40 that precede the one on the day of the distribution, if the securities are traded on a regulated exchange, or on the basis of a value determined by an expert appointed by the Company, if such is not the case.

(5) In the event of a distribution without consideration to shareholders of any financial instrument other than Shares, the new Exercise Parity shall be equal to:

(a) if the right to be awarded a financial instrument is traded, the product obtained by multiplying the Exercise Parity in effect prior to the beginning of the transaction involved by the following relationship:

$$\frac{\text{Value of the shares ex-right to receive the award + the value of the right to receive the award}}{\text{Value of the shares ex-right to receive the award}}$$

In calculating this ratio, the values of the shares ex-right and of the right to receive the award shall be determined on the basis of the average of the opening trading prices of the Shares and the right to receive the award on the Market during the first 10 trading sessions in which the Shares and the right to receive the award are simultaneously traded. In the event such calculation is made on the basis of fewer than five trades, it will be confirmed or made by an internationally-known expert appointed by the Issuer.

(b) if the right to be awarded a financial instrument is not traded on the Market, the product obtained by multiplying the Exercise Parity in effect prior to the beginning of the transaction involved by the following relationship:

$$\frac{\text{Value of the shares ex-right to receive the award + the value of the right of the financial instrument(s) awarded per share}}{\text{Value of the shares ex-right to receive the award}}$$

In calculating this ratio, the values of the Shares ex-right and of the financial instrument(s) awarded per share, if it (or they) is (or are) traded on a regulated or similar securities exchange, shall be determined by reference to the average of the opening trading prices of the Shares and the financial instruments awarded per Share during the 10 consecutive trading sessions following the date of the award during which the shares and the financial instrument(s) are simultaneously traded. If such a calculation is not possible, the value of the Shares ex-right shall be calculated as above, and the value of the financial instrument(s) awarded per Share shall be determined by an independent internationally-known expert appointed by the Issuer.

(6) In the event of the merger of the Issuer into another company, or merger with one or more companies into a new company, or split-up into two or more new companies, exercise of the Warrants shall give rise to issuance of shares of the surviving or new company, or the companies benefiting from the split-up.

The new Exercise Parity shall be determined by correcting the Exercise Parity applicable before the beginning of the transaction involved by the exchange ratio for the Shares of the shares of the absorbing or new company, or companies benefiting from the split-up. Such companies shall be substituted for the Issuer for purposes of applying the provisions intended to protect the rights of the warrantholders, as the case may be, in the event of financial transactions, or, more generally, to ensure protection of the rights of the warrantholders on the basis of applicable legal, regulatory, and contractual provisions.

(7) In the event of repurchase by the Issuer of its own shares at a price higher than the market price, the new Exercise Parity shall be equal to the product obtained by multiplying the Exercise Parity applicable prior to the beginning of the transaction involved by the following relationship:

$$\frac{\text{Value of the Shares prior to the repurchase + product obtained by multiplying the portion of equity capital repurchased by the difference between the repurchase price and the value of the Shares}}{\text{Value of the Shares prior to the repurchase}}$$

For the calculation of this relationship, the value of the Shares prior to the repurchase shall be determined on the basis of the average of the opening prices on the Market during ten consecutive trading sessions chosen by the Issuer from among the twenty preceding the repurchase, or option to repurchase.

(8) For purposes of this paragraph, an extraordinary dividend shall be deemed to occur when, taking into consideration all dividends paid in cash or in kind (excluding any tax credit (*avoir fiscal*)) since the beginning of the financial year in question, the Yield on the Shares (as hereinafter defined) is greater than 5%, provided, however, that possible dividends or portions of a dividend causing an adjustment of the Exercise Parity under this Article 7.3, cases 1 to 7, shall not be taken into consideration in determining whether there exists an extraordinary dividend, nor in determining the Yield on the Shares

In the event an Extraordinary Dividend is declared and paid, the new Exchange Parity shall be equal to the product obtained by multiplying the Exchange Parity applicable prior to the beginning of the transaction by the following factor:

1 + Yield on the Shares – 2.5%

In case of a dividend per Share paid in cash or in kind (excluding any tax credit (*avoir fiscal*)) between the payment date of a Triggering Dividend (as hereinafter defined) and the closing of the same fiscal year (a "Supplemental Dividend"), the Exercise Parity shall be adjusted. The new Exercise Parity shall be equal to the product obtained by multiplying the Exercise Parity applicable prior to the beginning of the transaction involved by the following factor:

1 + Yield on the Shares for the Supplemental Dividend

For purposes of this paragraph (8),

- "**Triggering Dividend**" shall mean the dividend as from which the Yield on the Shares becomes greater than 5% ;
- "**Prior Dividend**" shall mean any dividend paid since the beginning of the same fiscal year prior to the Triggering Dividend;
- "**Yield on the Shares**" shall mean the sum of the ratios obtained by dividing the Triggering Dividend and all of the Prior Dividends by the volume-weighted average price excluding block trades and off-floor trades of the Shares at the trading session immediately preceding the corresponding payment date.
- "**Yield for the Shares for the Supplemental Dividend**" means the ratio between the Supplemental Dividend (net of all dividends or portions of dividends causing an adjustment of the Exchange Parity as provided in this Article 7.3, cases 1 to 7) and the volume-weighted average price excluding block trades and off-floor trades of the Shares at the trading session immediately preceding the payment date of the Supplemental Dividend.

After each adjustment, the new Exercise Parity shall be notified to the warrantholders by registered letter, return receipt requested, or by equivalent means, for warrantholders residing outside France.

The Issuer's Board of Directors shall report on the items going into the calculation, and the results, of any adjustment in the next annual report.

If the Issuer should undertake transactions for which no adjustment is made under this Article 7.3 and where future law or regulation provides for an adjustment, the Issuer will make such adjustment in accordance with applicable law and regulations and usage in the matter applicable on the Market.

8. ADJUSTMENT OF FRACTIONAL INTERESTS

When, as a result of the above-described transactions, a warrantholder, in exercising his/her/its Warrants has the right to obtain a number of New Shares that creates a fractional interest, he/she/it shall have the right to request receipt of:

- either the number of New Shares immediately less, in which case there will be paid in cash an amount equal to the product obtained by multiplying the fractional share creating the fractional interest by the value of the Shares on the basis of the opening price on the Trading Day preceding the Date of Exercise of the Warrants;
- or the whole number of New Shares immediately greater, on the condition of paying to the Issuer an amount equal to the value of the additional fractional interest so requested, valued on the basis set forth in the preceding paragraph.

9. COURTS HAVING JURISDICTION IN THE EVENT OF A DISPUTE

Any dispute, conflict, disagreement of any kind, or any request of any kind (including any request or action on the merits, in summary proceedings, or for the purpose of obtaining provisional remedies, or execution or enforcement of a judgment) shall be subject to the exclusive jurisdiction of the *Tribunal de Commerce* [Commercial Court] of Paris.

10. GOVERNING LAW

The Warrants, as well as the terms and conditions of this Agreement, shall be governed by French law, in respect of their issuance, validity, as well as the performance thereof.

11. EXPENSES

All expenses, registration fees, taxes, withholding taxes, or deductions (hereinafter called "Expenses") incurred or due with respect to the issuance of the Warrants, the exercise thereof, the issuance of new shares, shall be borne by the Issuer.

Signed in Paris on 11 March 2002

For GENSET

André PERNET

Président du Conseil d'Administration **[Chairman of the Board of Directors]**

Exhibit 2.2*

*Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

<u>*Translation from French-for Information Only*</u>

CONFIDENTIAL TREATMENT HAS BEEN REQUESTESD WITH RESPECT TO CERTAIN OMITTED PORTIONS OF THIS DOCUMENT, FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

AGREEMENT

dated 11 March 2002

BETWEEN

GENSET

The "Issuer"

AND

SOCIETE GENERALE

"SG"

TABLE OF CONTENTS

AGREEMENT

BETWEEN:

GENSET, a corporation (*société anonyme*) with registered capital of 24,314,550 euros, the registered office of which is located at 24, rue Royale - 75008 Paris, and the single identification number of which is 351 723 440 RCS (*Registre du Commerce et des Sociétés* –Registry of Commerce and Companies) of PARIS and herein represented by Mr. André Pernet, Chairman of the Board of Directors

(hereinafter called the "**Issuer**")

AND

SOCIETE GENERALE, a corporation (*société anonyme*) with registered capital of 538,708,352.50 euros, the registered office of which is located at 29, boulevard Haussmann - 75009 Paris, and the single identification number of which is 552 120 222 RCS (*Registre du Commerce et des Sociétés* –Registry of Commerce and Companies) of PARIS, herein represented by Mr. Thierry du BOISLOUVEAU, thereunto duly authorized

(hereinafter called "**SG**")

The Issuer and SG are hereinafter together called the "**Parties**", or, individually, a "**Party**".

RECITALS:

By an Issue Agreement dated 11 March 2002, annexed hereto as Exhibit I, the Issuer issued 4 000 000 call warrants (the "**Warrants**") that SG subscribed to purchase *in toto*.

Under the terms of the agreement for issuing the Warrants, SG may acquire the Shares (as defined in Article hereinafter), in the proportion of one (1) Share for one (1) Warrant, or a total maximum number of 4 000 000 Shares.

The purpose of this Agreement is to define certain mutual agreements of the Issuer and SG relating to the Warrants.

NOW, THEREFORE, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

1. DEFINITIONS

"**Share**": shall mean an ordinary share of the Issuer presently traded on the *Nouveau Marché* of Euronext Paris and the ISIN code for which is FR0004036408.

"**Exercise Date VWAP**": shall mean the volume-weighted average price weighted by the volume of Eligible Transactions executed on the Exercise Date.
The source of information to be used for determining the VWAP on the Exercise Date shall be Bloomberg's. The VWAP on the Exercise Date may be obtained on the GNST FP Equity AQR page of Bloomberg Financial under the name "Bloomberg VWAP", by manually entering into the Bloomberg Financial (i) as the date and time of the beginning of the calculation period the Exercise Date and opening time of the Market on such date and (ii) as date and time of the end of the calculation the Exercise Date and the time set for close of the Market on such date.
If Bloomberg Financial should not be available for any reason, SG will use other sources of information available to it (direct information flows from Euronext, Reuters, etc) and will use its best efforts give prompt notice to the Issuer of the VWAP on the Exercise Date as well as the information source used.

"**Reference Period VWAP**": shall mean the execution-weighted average price weighted by the volumes of Eligible Transactions executed during the Reference Period.
The source of information to be used for determining the Reference Period VWAP shall be Bloomberg Professional. The Reference Period VWAP may be obtained on the GNST FP Equity AQR page of Bloomberg Professional under the name "Bloomberg VWAP", by manually entering into Bloomberg Professional (i) as the date and time of the beginning of the calculation period the first Trading Day of the Reference Period and the opening time of the Market on such date and (ii) as the date and time of the end of the calculation period the last Trading Day of the Reference Period and the time set for close of the Market on such date.
If Bloomberg Professional should not be available for any reason, SG will use other sources of information available to it (direct information flows from Euronext, Reuters, etc) and will use its best efforts give prompt notice to the Issuer of the Reference Period VWAP as well as the information source used.

"**Issue Agreement**": shall mean the Agreement date 11 March 2002 pursuant to which the Issuer issued the Warrants, a copy of which is annexed hereto as Exhibit I to this Agreement.

"**Agreement**": shall mean this Agreement (including the Exhibits thereto), as well as any subsequent amendment thereto.

"**Base Price**": shall mean the price of € 3 (three euros) per Share, adjusted in the event of a change, if any, in the nominal value of the Shares.

"**Effective Date**": shall mean 11 March 2002.

"**Expiration Date**": shall mean 11 March 2004.

"**Default**": shall mean one of the events set forth in Article 10 of this Agreement.

"**Exercise Request**": shall mean the written notice sent by the Issuer to SG indicating its wish to have SG exercise the Warrants, in the form annexed hereto as Exhibit III.

"**EUR**" or "**€**": shall mean the euro, or the currency that constitutes legal tender in the member countries of the European Monetary Union.

"**Minimum Time Interval**": shall mean the time consisting of all the Trading Days following a given Exercise Date during which the number equal to 12% of the cumulative Daily Volumes since such Exercise Date (excluding the Daily Volume of such Exercise) is less than the number of Shares issued by exercise of the Warrants on the Exercise Date in question.

"**Stock Exchange Trading Day**": shall mean any whole day, other than a Saturday or a Sunday, when the Market is open and operating normally.

"**Trading Day**": shall mean any Stock Exchange Trading Day on which the Shares are continually traded for at least two hours.

"**Exercise Date**": shall mean any day during which SG receives a valid Exercise Request from the Issuer.

"**Potential Exercise Notice Date**": shall mean any day on which SG receives a valid Notice of Potential Exercise from the Issuer.

"**Business Day**": shall mean any whole day, other than a Saturday, a Sunday, or an additional day of rest granted by the Issuer or SG to all of its employees (for SG it is understood and agreed to mean all of its headquarters employees), where banking institutions are open in Paris.

"**Market**": shall mean the *Nouveau Marché* of Euronext Paris, or any other French or European regulated market within the meaning of Article L. 421-1 of the [French] Monetary and Financial Code which may in the future become the principal market on which the Shares are traded.

"**Total Maximum Amount**": shall mean the EUR 20,000,000 (twenty million euros). This amount shall be increased by EUR 10,000,000 and shall, therefore, be equal to EUR 30,000,000 (thirty million euros) from the date on which the following two conditions are met:

- the Issuer has sent SG Exercise Requests pursuant to which it has acquired Shares of a minimum cumulative subscription at least equal to the Total Minimum Amount;
- the arithmetic average of the closing price of the Shares on the Market for three consecutive months after the date of signing this Agreement is at least equal to EUR 6 (this price to be adjusted in the event of any change in the nominal value of the Shares).

It is understood and agreed that the two conditions described hereinabove are independent of each other and that, consequently, the period of three consecutive months involved shall not necessarily begin or end after the date on which the condition relating to the Total Minimum Amount is met. Once the two above-described conditions are met, the Total Maximum Amount shall be increased as indicated and may not be reduced, even if the trading price of the Shares should fall below the threshold of EUR 6.

"**Total Minimum Amount**": shall mean EUR 5, 000,000 (five million euros).

"**Notice of Potential Exercise**": shall mean the written notice sent by the Issuer to SG indicating the beginning of a Potential Exercise Period, in the form annexed hereto as Exhibit II.

"**Financial Transaction**": shall mean any transaction giving rise to an adjustment of the Exercise Parity (as such term is defined in the Issue Agreement), pursuant to Article 7.3 of the Issue Agreement.

"**Potential Exercise Period**": shall mean the period during which the Issuer may send SG an Exercise Request. The Potential Exercise Period shall begin on the first Trading Day following the Potential Exercise Notice Date and shall end on the first of the following two dates: (i) the first Exercise Date following the Potential Exercise Notice Date or (ii) the fifteenth Trading Day following the Potential Exercise Notice Date.

"**Final Period**": the Period running from 11 November 2003 (excluded) to'11 March 2004 (inclusive).

"**Initial Period**": shall mean the Period running from the Effective Date (excluded) to 11 November 2003 (inclusive).

"**Reference Period**": shall mean the Period of five consecutive Trading Days consisting of (i) the Exercise Date and (ii) the four preceding Trading Days.

"**Bloomberg Professional**": shall mean the system of financial information known as Bloomberg Professional ™ marketed and sold by Bloomberg L.P., to which the Issuer and SG represent they have subscribed.

"**Eligible Transactions**": shall mean the transactions in the shares executed by confronting orders in the central order book of the Market during trading sessions. For the avoidance of doubt it is understood and agreed that the following transactions shall be Eligible Transactions, as such terms are defined in Articles 4401 and 4402 of Book I of the *Règles de Marché* [Market Rules] published by Euronext Paris:

- transactions executed by continuous order pairing in the central order book;
- transactions executed in connection with opening and closing fixings;
- counterpart applications and transactions.

The following transactions shall not be deemed Eligible Transactions:

- transactions executed outside trading sessions of the Shares on the Market (off-market trades);
- block trades, as such term is defined in Article 4403 of Book K of the *Règles de Marché* published by Euronext Paris, executed outside the central order book.

"**Reference Period Volume**": shall mean the number of Shares traded in connection with Eligible Transactions during the Reference Period.
The source of information to be used for determining the Reference Period Volume shall be the Bloomberg Professional. The Reference Period Volume may be obtained on the GNST FP Equity AQR page of Bloomberg Professional under the name "Bloomberg Volume", by manually entering into the Bloomberg Professional (i) as the date and time of the beginning of the calculation period the date of the first Trading day of the Reference Period and the opening time of the Market on such date and (ii) as the date and time of the

end of the calculation period the date of the last Trading Day of the Reference Period and the time of the set for the close of the Market on such day.
If Bloomberg Professional should not be available for any reason, SG will use other sources of information available to it (direct information flows from Euronext, Reuters, etc) and will use its best efforts to give prompt notice to the Issuer of the Reference Period Volume as well as the information source used.

"**Daily Volume**": shall mean the number of Shares traded in connection with Eligible Transactions during a given Trading Day.
The source of information to be used for determining the Daily Volume shall be Bloomberg Professional. The Daily Volume may be obtained on the GNST FP Equity AQR page of Bloomberg Professional under the name "Bloomberg Volume", by manually entering into the Bloomberg Professional (i) as date and time of the beginning of the calculation period the date of the Trading Day involved and the opening time of the Market on such day and (ii) as the date and time of the end of the calculation period, the date of the Trading Day involved and the time set for the close of the Market on such day.
If Bloomberg Professional should not be available for any reason, SG will use other sources of information available to it (direct information flows from Euronext, Reuters, etc) and will use its best efforts give prompt notice to the Issuer of the Daily Volume as well as the information source used.

2. REFERENCES

The words "Article", "Paragraph", "Subparagraph", and "Exhibit" used in this Agreement refer to its own sections, articles, paragraphs, subparagraphs, and exhibits.

The terms defined in this Agreement, when used in an Exhibit, shall have the same meaning.

3. AGREEMENTS OF THE PARTIES

3.1 Non-Exercise of the Warrants During the Initial Period

SG agrees that, during the Initial Period, it will not exercise the Warrants without first receiving an Exercise Request from the Issuer.

3.2 Exercise of the Warrants Upon Request During the Initial Period

SG agrees that, during the Initial Period, it will exercise the Warrants, when the Issuer has sent it an Exercise Notice, on the terms and conditions set forth herein.

3.3 Exercise Period

Each Business Day during the Initial Period, subject to Article 6 hereafter, the Issuer may send to SG a Notice of Potential Exercise, with a Potential Exercise Period will open.

As from the fifth Trading Day of the Potential Exercise Period (inclusive) and until the fifteenth Trading day of the Potential Exercise Period, the Issuer may, on the day of its choice, but subject to Article 7 hereafter, send SG an Exercise Request.

The number of Warrants that SG shall exercise on the Exercise Date will depend on the relationship between the VWAP on the Exercise Date and the Reference Period VWAP.

- If the VWAP on the Exercise Date is equal to, or greater than, the Reference Period VWAP, SG, on the Exercise Date, shall exercise, after the close of the Market, a number of Warrants between 7.5% and 15% of the Volume of the Reference Period. SG shall be completely free to exercise the number of Warrants it wishes between such two limits, it being understood that the total number of Warrants exercised under the Exercise Request involved may not, however, be greater than 125,000 Warrants.

- If the VWAP on the Exercise Date is less than the Reference Period VWAP, SG, on the Exercise Date, shall exercise, after the close of the Market, a number of Warrants included between 5,000 Warrants and 7.5% of the Reference Period Volume. SG shall be completely free to exercise the number of Warrants it wishes between such two limits, it being understood that the total number of Warrants exercised under the Exercise Request involved may not, however, be greater than 125,000 Warrants.

3.4 Limitation of SG's Commitment

From the moment when SG acquires the Shares by exercise of the Warrants for a cumulative subscription amount equal to the Total Maximum Amount, SG will no longer be required to exercise the Warrants.

The Issuer irrevocably agrees not to send a Notice from the day on which SG has acquired Shares by exercise of the Warrants for a cumulative subscription amount equal to the Total Maximum Amount.

3.5 Retention of Warrants par SG

SG agrees, for the entire term of the Agreement, not to sell or assign the Warrants which have been reserved to it, subject to Article 16 below. As an exception to the foregoing, SG may (a) after consulting with the Issuer, sell or assign at any time all or part of the Warrants to any subsidiary of SG, on the condition that (i) such assignment or transfer have no effect, especially financial, on the Issuer, (ii) that such subsidiary not be incorporated in the United States, or have its principal place of business in the United States, and (iii) that such subsidiary assume SG's obligations under the Agreement and, including, but not limited to, the obligation to resell the Warrants provided in Article 16 of the Agreement and (b) during the Final Period, assign all or part of the Warrants to the Issuer, or any person designated by the Issuer, at the price provided in Article 16 of the Agreement.

3.6 Minimum Undertaking of the Issuer – Free Exercise During the Final Period

The Issuer agrees to send SG Exercise Requests during the Initial Period in a sufficiently high number so as to permit SG to acquire Shares for a cumulative subscription amount at least equal to the Total Minimum Amount.

If the cumulative subscription amount at the end of the Initial Period is less than the Total Minimum Amount, SG shall have the option of exercising, during the Final Period, in its sole discretion and without the Issuer's prior written agreement, as many Warrants as may be necessary so that the cumulative subscription amount between the Effective Date and the Expiration Date is equal to the Total Minimum Amount.

If the cumulative subscription amount on the Expiration Date is less than the Total Minimum Amount, the Issuer shall pay to SG, on the Expiration Date, an indemnity in an amount, excluding taxes, equal to 10% of the difference between the Total Minimum Amount and the cumulative subscription amount.

3.7 Base Price

SG agrees not to exercise the Warrants, and the Issuer not to send an Exercise Request, if the Exercise Price, as defined in Article 6.2 of the Issue Agreement, that would result from such exercise is less than the Base Price.

3.8 Agreement Not to Trade Shares

SG agrees, as part of this transaction, for the entire Initial Period not to engage in any trading activity in the Market with respect to the Shares during the Potential Exercise Periods.

SG agrees, as part of this transaction, for the entire Final Period, not to engage in any trading activity in the Market with respect to the Shares during the Reference Periods.

SG agrees, as part of this transaction, for the entire Initial Period and for the entire Final Period, not to undertake any presales of the Shares acquired by exercising the Warrants and any direct or indirect cover transactions prior to the actual acquisition of the Shares.

The Issuer agrees, as part of this transaction, for the entire Initial Period, not to engage in any trading activity in the Market with respect to the Shares during the Potential Exercise Periods.

3.9 Resales of the Shares

SG agrees to resell the Shares acquired upon exercise of the Warrants only in compliance with all applicable laws and regulations, including, but not limited to, the [French] Monetary and Financial Code relating to public offerings of securities.

SG understands and agrees that the Warrants and the Shares acquired upon exercise of the Warrants have not been, and will not be, registered under the Securities Act of 1933 (the "Securities Act") of the United States of America. Consequently, the issuance of the Warrants to SG and resale of the Shares acquired by exercising the Warrants may be made only pursuant to an exemption from the registration requirements of the Securities Act, or pursuant to registration of such Shares. In this connection, the Parties agree to comply with the restrictions relating to placement and sale set forth in Exhibit IV of this Agreement, including, but not limited to, resale of the Shares.

The Issuer agrees not to undertake a Financial Transaction during the Minimum Time Interval following each Exercise Date.

3.10 Public Information

Upon each exercise of the Warrants at the end of a given Reference Period:

- SG agrees to advise the members of the Market of the number of Shares acquired and the acquisition price thereof through a public notice published by the company that manages the Market,

- and the Issuer will advise the public of the number of Shares acquired and the acquisition price thereof through a public notice published in a nationally distributed financial newspaper,

provided, however, that such two announcements shall be published the day following the Exercise Date, to the extent that it is technically possible to have such notices published on such date; in the opposite case, they will be published the next day that such publication is technically possible.

4. TERMINATING CONDITION

Within three Business Days of the Effective Date, SG shall receive an opinion of counsel under French law, in form and substance satisfactory to SG. If it fails to receive such opinion, this Agreement shall terminate and be deemed never to have oome into force between the Parties.

5. CONDITIONS PRECEDENT TO GIVING NOTICES OF POTENTIAL EXERCISE

The right of the Issuer to send SG a Notice of Potential Exercise on a given day shall be subject to the satisfaction on such day of the following conditions precedent:

(a) the day involved shall be a Business Day;

(b) there shall exist no Default within the meaning of Article 9 of the Agreement;

(c) the Minimum Time Interval since the immediately preceding Exercise Date shall have passed.

Any Notice of Potential Exercise received by SG that does not comply with the conditions precedent set forth above shall not be deemed to be valid and shall not be given any effect, provided, however, that condition (c) shall not apply to the first Notice of Potential Exercise that the Issuer sends to SG after the Effective Date.

6. CONDITIONS PRECEDENT TO EXERCISE REQUESTS

6.1 The validity of an Exercise Request sent by the Issuer to SG on a given day shall be subject to the satisfaction on such day of the following conditions precedent:

(a) the day involved shall be both a Business Day and a Trading Day;

(b) the four Stock Exchange Trading Days preceding the day involved shall be Trading Days;

(c) no Financial Transaction shall have occurred during the days described in (a) and (b) above;

(d) the Exercise Price, as defined in Article 6.2 of the Issue Agreement, which would result from the exercise of the Warrants on the day involved is equal to, or greater than, the Base Price;

(e) there exists no Default within the meaning of Article 9 of the Agreement;

(f) trading of the Issuer's Shares on the Market has not been suspended at the close of the day involved;

(g) the *Commission des Opérations de Bourse* (i) has not opposed the listing on the Market of the Shares previously issued through exercise of the Warrants without such opposition having been lifted by the date of the Exercise Request and (ii) has not indicated in writing to the Issuer or SG its intention to oppose listing on the Market of the Shares to be issued through exercise of the Warrants;

(h) the date involved does not fall in the period of fifteen days preceding the date on which the Issuer's consolidated accounts, or, in the absence thereof, its annual accounts, are made public;

(i) the date involved does not fall in the period included between the date on which the Issuer becomes aware of information which, if it were to be disclosed publicly, would have a material effect on the trading price of the Shares and the date on which such information is disclosed publicly;

(j) the Shares are not the subject of a public tender offer or a public exchange offer (*offre publique d'achat ou d'une offre publique d'échange*);

(k) no proceeding to delist the Shares from the Market is pending;

(l) there are no restrictions on the free negotiability of the Shares previously issued through exercise of the Warrants or for 2 Business Days after the corresponding Exercise Date (unless this period is caused by SG acting as agent of the Issuer to ensure the service of the Warrants, and provided, however, that such period of 2 Business Days relates to the effective creation of the Shares and not the time for the listing thereof on Euronext);

(m) the Issuer's registered capital is fully paid on the day involved (except in cases permitted by law);

(n) the right to exercise the Warrants has not been suspended pursuant to Article 6.3 of the Issue Agreement.

6.2 Any Exercise Request received by SG that does not comply with the terms and conditions set forth above shall not be considered valid and shall not be given effect. However, since the satisfaction of the conditions set forth in (h) and (i) cannot be verified by SG, the Issuer shall indemnify SG from all losses, costs, and other expenses (including reasonable attorneys' fees and related taxes) actually incurred or paid by SG and resulting from the subsequent re-opening of the validity of an Exercise Request executed by SG based on the absence of the satisfaction of conditions (g) and (h).

In the event SG should be the subject of a proceeding or claim (including in connection with a proceeding brought by a governmental or judicial authority) likely to lead to a claim being made under the indemnification undertaking set forth in this Article 6.2, it will promptly advise the Issuer in writing, and the Issuer will assume responsibility for handling the proceeding and will retain satisfactory counsel for SG, at SG's request, to represent it, as well as any other person it may designate in connection with the proceeding, and the Issuer shall be responsible for the expenses and reasonable attorneys' fees of such counsel.

In connection with such proceedings, SG may retain its own counsel at its expense, if (i) the Issuer and SG fail to reach agreement on the choice of such counsel, or if (ii) SG and the Issuer are involved in such proceeding, and no single counsel can reasonably represent both Parties to such proceeding, because of actual or potential conflicts of interest between them.

The Issuer shall not be responsible for the fees and expenses of more than one law firm per country (in addition to a lead firm); it shall reimburse the fees and expenses of the law firm. In the event there should be more than one law firm per country (in addition to a lead firm), the identity of the additional law firms shall be notified in writing to SG.

The Issuer shall not be required to indemnify SG for any settlement agreement or compromise made without its written agreement; on the other hand, it shall be required to make indemnification, if the settlement or compromise is made with its consent, or the a judgment is rendered against SG.

The Issuer may not, without SG's prior consent, enter into any settlement agreement or compromise relating to a pending or threatened proceeding with respect to which SG is, or could be, a party and which could lead to a claim under this indemnification provision, unless such settlement agreement or compromise includes an express, final, and irrevocable waiver in favor of SG with respect to all facts and circumstances that are the subject matter of the claim or action involved and a termination of any proceeding or claim brought against SG relating to such same facts of circumstances.

6.3 The Issuer agrees not to send to SG an Exercise Request during the period between the date on which the Meeting of the Issuer's Shareholders declares and pays a dividend and the date of payment of such dividend, both such dates to be inclusive.

7. REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties of the Issuer

The Issuer hereby represents and warrants, as of the date this Agreement is signed:

a) that it is a French corporation (*société anonyme*) validly organized, validly existing and with all requisite authority to benefit from its rights and exercise them, and to conduct the operations it presently conducts;

b) that it has all requisite power and authority and capacity to enter into this Agreement and issue the Warrants pursuant to the Issue Agreement, and that all required authorizations, under applicable French laws and regulations and according to its Articles of Association to enter into this Agreement, issue the Warrants as provided in the Issue Agreement, and perform the obligations resulting therefrom for it have been obtained and remain in force;

c) that all obligations resulting for it under this Agreement and the Issue Agreement are validly binding on it;

d) that neither the making of this Agreement, nor the issuance of the Warrants as provided in the Issue Agreement, nor the performance of their provisions violate any laws or regulations or agreements or documents by which it is bound;

e) that no proceeding, action, lawsuit, or administrative proceeding is pending or, to its knowledge, threatened or commenced that is likely to call into question its ability to perform its obligations as they result from this Agreement or the Issue Agreement, or that could have a material adverse effect on its business, assets, or financial or economic condition, except as set forth in the Reference Document (*document de référence*) registered on 3 October 2001 with the *Commission des Opérations de Bourse* or in its press releases between the date thereof and the signing of this Agreement;

f) that all financial and accounting documents that it has supplied to SG have been prepared, as the case may be, in accordance with accounting principles generally accepted in France, or generally accepted accounting principles in the United States and present fairly its results of operations for each financial period;

g) that since the date of its last accounts certified by the statutory auditors and published, no event having, or which might have, a material adverse effect on its financial condition, its business, or its assets has occurred that has not been brought been publicly disclosed;

h) that it is completely current with respect to all of its tax obligations, except where such default would not have a material adverse effect on its business, assets, or financial or economic condition;

i) that all the documents that it has delivered to SG are true, correct, and complete;

j) that it is current with respect to all of its obligations resulting from French stock exchange regulations, except where such default would not have a material adverse effect on its business, assets, or financial or economic condition,

k) that it is not insolvent (*en état de cessation des paiements*),

l) that is registered capital is fully paid.

7.2 Representations and Warranties of SG

SG hereby represents and warrants as of the date this Agreement is signed:

a) that it has all requisite power and authority and capacity to enter into this Agreement and subscribe for the Warrants, and that all required authorizations, under applicable French laws and regulations and according to its Articles of Association to enter into this Agreement, subscribe for the Warrants as provided in the Issue Agreement, and perform the obligations resulting therefrom for it have been obtained and remain in force;

b) that all obligations resulting for it under the Agreement and the subscription for the Warranties are validly binding on it; in particular, all conditions of form required to ensure their validity and their binding character; and all formalities required for the same purpose (registration, filing, or others) have been complied with, or performed;

c) that neither the making of this Agreement, nor the subscription of the Warrants, nor the performance of any or their provisions is incompatible with the laws and regulations to which it is subject, or with any contract or documents by which it is bound;

d) that it is acting on its own behalf and, therefore, that is a qualified investor within the meaning of Article L.411-2 of the Monetary and Financial Code and Decree no.98-880 of 1st October 1998.

8. INDEMNIFICATION IN THE EVENT OF DISCLOSURE TO THE MARKET

[***]*

9. DEFAULTS

A Default will have occurred, regardless of the reason and whether the Issuer is responsible or not, if:

a) any amount due by the Issuer under the Agreement is not paid on the due date thereof, or according to the terms and conditions provided in this Agreement;

b) the Issuer does not perform any other of its material obligations resulting from this Agreement or the Issue Agreement;

c) any amount due by the Issuer under any contract or other document relating to a loan or any material financial commitment made or guaranteed by the Issuer has not been paid on the due date thereof, or according to the terms and conditions provided in such contract or document;

d) a representation and warranty made by the Issuer in the Agreement is discovered to have been inaccurate at the time it was made, except in the case where such inaccuracy does not have a material adverse effect on SG, or on the performance of the Agreement;

e) any of the authorizations, confirmations, or approvals authorizing the Issuer to perform its obligations under this Agreement or the Issue Agreement ceases to be effective;

f) a change of a legal, financial, or other character occurs in the Issuer's structure, status, or business having a material adverse effect on its ability to meet its obligations under this Agreement and/or the Issue Agreement, including, but not limited to, the acquisition of all of the Issuer's issued and outstanding capital stock, followed by the dissolution thereof, or a merger of the Issuer with or into another company;

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission

g) the Issuer enters into a composition (*règlement amiable*) with one or more of its creditors within the meaning of Articles L. 611-3 *et seq.* of the Code of Commerce;

h) the Issuer becomes subject in any court to a voluntary or involuntary proceeding in bankruptcy, including a bankruptcy reorganization, court-ordered liquidation, or similar proceeding, subject to to applicable law;

i) the approval of the *Commission des Opérations de Bourse* of the Prospectus (*Note d'opération*) requesting admission to listing of the Shares to be issued upon exercise of the Warrants is cancelled by a final, unappealable, court decision;

j) the Shares are no longer traded on any regulated securities exchange (within the meaning of Article L. 421-1 of the Monetary and Financial Code), French or European;

k) a lawsuit, action, proceeding, or administrative proceeding is brought to challenge the validity of the issuance of the Warrants, or of the Shares issued upon exercise of the Warrants.

If a Default occurs and is continuing, SG may shall give written notice thereof to the Issuer. In such case, the exercise of the Warrants under the Exercise Requests received prior to the notice of Default shall be suspended, and the Issuer shall no longer have the right to send Potential Exercise Notices or Exercise Requests. The Issuer may undertake a remedy therefor, in a manner satisfactory to SG, within two (2) months following such notice. In the absence thereof, this Convention shall be terminated immediately in all respects and without indemnification by either party to the other, subject only to the reservations set forth in Article 16 below.

10. FEES AND EXPENSES

Each Party shall be responsible for its own costs and expenses in connection with this Agreement.

11. STAMP DUTIES

The Issuer shall promptly pay and, in any event, before any penalty becomes due and payable, any registration fees, stamp tax, or similar charge, as the case may be, due as a result of entering into this Agreement.

12. ASSIGNMENT

The Issuer shall not assign or transfer its rights and obligations under this Agreement without SG's prior written consent.

SG may, after consulting with the Issuer, assign or transfer, at any time, all or part of its rights and obligations under this Agreement to any SG subsidiary, on the condition (i) that such assignment or transfer be without consequence, especially financial, for the Issuer and (ii) that such subsidiary not be incorporated in the United States and not have its principal place of business in the United States.

13. PARTIAL INVALIDITY

The invalidity of any of the provisions of this Agreement shall not affect the validity of the other provisions of this Agreement.

14. NO WAIVER

The failure to exercise, or the late exercise, as the case may be, of any right under this Agreement shall not constitute a waiver of such right, and the exercise of only one of such rights, or the partial exercise thereof, shall not prevent the Issuer, or SG, as the case may be, from exercising them anew in the future, or from exercising any other right.

15. NOTICES

[***][*]

16. TERM – TERMINATION - EXPIRATION

Unless sooner terminated, this Agreement shall terminate on the Expiration Date of the Warrants.

In the event of premature termination and especially in the case provided in Article 9 above or termination of this Agreement for any other reason, the Issuer shall have the right to repurchase any of the Warrants still outstanding, for the purpose of cancelling them, for the price of € 0.01 (one euro cent) per lot of ten Warrants, and SG agrees hereby to sell to the Warrants to it in such case. In determining the price, the number of Warrants still outstanding shall be rounded to the lowest tenth.

In addition, in the event of premature termination for any reason, the Issuer shall pay, as the case may be, the indemnity provided in Article 3.6 hereinabove, which payment shall be due in the amount *prorata temporis* applicable for the period between the Effective Date and termination of this Agreement and the two years provided in this Agreement. Finally, in the event of premature termination, the provisions of Article 6.2 above shall have no further effect two years after the effective date of the premature termination, and the provisions of Article 8 above shall have no further effect thirty Trading Days after the effective date of the premature termination.

17. GOVERNING LAW

This Agreement shall be governed by French law.

18. JURISDICTION

Any dispute relating to the validity, construction, or performance of this Agreement shall be decided by the *Tribunal de Commerce* [Commercial Court] of Paris.

[*] Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission

Made in Paris, on 11 March 2002, in two originals.

GENSET

Represented by: André Pernet
Title: Président du Conseil d'administration

SOCIETE GENERALE

Represented by: Thierry du BOISLOUVEAU
Title: *Fondé de pouvoirs* [Authorized Representative]

Exhibit I: Agreement to Issue Warrants

Translation from French-for Information Only

Exhibit II: Form of Notice of Potential Exercise

[***][*]

---

[*] Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission

Exhibit III: Form of Exercise Request

[***][*]

[*] Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission

Exhibit IV: U.S. Securities Law Representations

Securities Act Representations. (i) Genset has not offered or sold and will not offer or sell any Common Shares issuable under this Agreement to any Person other than Société Générale. No action has been taken or will be taken in any jurisdiction by Genset that would constitute a public offering of the Common Shares. Neither Genset, nor any of its Affiliates, or, to its knowledge, any Person acting on its or their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D under the United States Securities Act, as amended) in connection with the offer or sale of the Common Shares hereunder; (ii) Genset has not provided Société Générale with any material non-public information that, according to applicable law, rule or regulation, should have been disclosed publicly by Genset prior to engaging in the transaction contemplated by this Agreement, but that has not been so disclosed.

Compliance with U.S. Securities Laws. (i) Société Générale understands and agrees that the Common Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may only be offered or sold in an offshore transaction (as defined in Rule 902 of Regulation S under the Securities Act), in accordance with Regulation S under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; (ii) Société Générale represents, warrants and undertakes that it, its Affiliates and any person acting on its or their behalf (including any Distributor with which it has contracted), will only offer or sell the Common Shares in an offshore transaction (as defined in Rule 902 of Regulation S under the Securities Act); (iii) Société Générale represents, warrants and undertakes that neither it, its Affiliates, nor any persons acting on its or their behalf (including any Distributor with which it has contracted), has engaged or will engage in any directed selling efforts with respect to the Common Shares in the United States (as defined in Rule 902 of Regulation S under the Securities Act); and (iv) Société Générale represents, warrants and undertakes that neither it, its Affiliates, nor any persons acting on its or their behalf (including any Distributor with which it has contracted), has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the Securities Act) in connection with any offer or sale of the Common Shares in the United States. All terms used above have the meanings given to them by Regulation S under the Securities Act.

It is understood that the above representations, warranties and undertakings are made in the context of Genset being subject to the Category 1 conditions of Rule 903(a) of Regulation S under the Securities Act. Should Genset, during the course of this Agreement, become subject to the Category 2 conditions, the parties shall promptly agree upon and implement the additional representations, warranties, and undertakings necessary to satisfy those conditions.

Exhibit V: Form of List of Signatories of Exercise Requests

Name:

Signature:

Name:

Signature:

Name:

Signature:

Exhibit 4.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is effective this 4th day of April, 2002, between Genset S.A., a societe anonyme organized under the laws of France having its registered office at 24, rue Royale, 75008 Paris, France ("Seller"), and QuestMark Partners LP, a Delaware limited partnership having its principal place of business at One South Street, Suite 800, Baltimore, Maryland 21202 (the "Purchaser"). Each of Seller and Purchaser shall be referred to separately herein as a "Party" and together as the "Parties".

RECITALS

A. Seller owns 1,723,875 shares of Series A Preferred Stock and 1,189,557 shares of Series C Preferred Stock (together, the "Shares") of Ceres, Inc., a Delaware corporation (the "Company").

B. Seller desires to sell and Purchaser desires to purchase 1,321,361 Class A convertible preferred Shares of the Company and 345,279 Class C convertible preferred Shares of the Company at a price of $5.00 per Share, for a total consideration of US$8,333,200 (the "Purchase Price") upon the terms and conditions set forth herein (the "Transaction").

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase and Sale.

a. Purchase Price. At the Closing (defined below), the Purchaser shall deliver to Seller the Purchase Price.

b. Closing. The Closing of the Transaction ("Closing") shall be held at the offices of Genset, 24, rue Royale, 75008 Paris, France on April 19, 2002 (the "Closing Date"), or such other date as both parties shall agree.

2. Seller's Representations and Warranties. Seller represents and warrants the following, each of which is true and correct as of the date hereof:

a. Ownership of the Shares. Seller owns all right, title and interest to the Shares to be sold hereunder free and clear of all voting trusts, agreements, arrangements, encumbrances, liens, claims, equities and liabilities, except for those set forth in the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of April 2, 2002 between the Company, certain stockholders of the Company and certain investors of the Company listed therein (the "Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement"), the Amended and Restated Voting Agreement dated as of April 2, 2002 between the Company and the stockholders listed therein (the Amended and Restated Voting

Agreement"), the Series A Preferred Stock Issuance Agreement dated December 28, 1997 between the Company and Seller (the "Series A Stock Issuance Agreement") and the Series C Preferred Stock Purchase Agreement dated December 31, 1998 (the "Series C Stock Purchase Agreement") between the Company and certain investors set forth therein (collectively, the "Stock Agreements"). Except as set forth in the Stock Agreements, Seller has the authority to transfer its Shares and is conveying clear and unencumbered title thereto to Purchaser.

b. Authorization of Transaction. Seller has the corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

c. Noncontravention. To the actual knowledge of the Seller, neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which the Seller is bound, except as set forth in the Stock Agreements.

d. No Public Offering. The sale of the Shares hereunder has not been (i) accompanied by the publication of any advertisement nor (ii) effected by or through a broker-dealer in a public offering.

e. General. The statements made and information given to Purchaser herein are materially true and accurate and no material fact has been intentionally withheld from Purchaser.

f. No Other Representations and Warranties. Other than as set forth in Sections 2.a – 2.e above, Seller is not making and will not be required to make any other representations or warranties to Purchaser in connection with the Transaction.

3. Purchaser's Representations and Warranties. The Purchaser represents and warrants the following with regards to itself, each of which is true and correct as of the date hereof.

a. Authorization of Transaction. Purchaser has the full power and authority to execute and deliver this Agreement and any other agreements contemplated hereby or thereby, and to perform its obligations hereunder and thereunder. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms and conditions. Purchaser needs not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

b. Noncontravention. Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which Purchaser is bound or to which Purchaser's assets are subject.

c. No Public Offering. The sale of the Shares hereunder has not been (i) accompanied by the publication of any advertisement nor (ii) effected by or through a broker-dealer in a public offering.

d. Sufficient Information. Purchaser has received and examined (and, if Purchaser has so requested, Purchaser's attorney, accountant and/or other investment advisor ("Purchaser's Advisor") has received and examined) all information, including financial statements, of or concerning the Company which Purchaser considers (and, if appropriate, such attorney, accountant and/or other investment advisor considers) necessary to making an informed decision regarding an investment in the Shares. Purchaser and, if Purchaser so requested, Purchaser's Advisor has had the opportunity to ask questions of, and receive answers from, the officers and agents of the Company concerning the terms and conditions of the Agreement and to obtain such information, to the extent such persons possessed the same or could acquire it without unreasonable effort or expense, as Purchaser or they deemed necessary to verify the accuracy of the information referred to herein.

e. General. The statements made and information given to Seller herein are true and accurate and no material fact has been intentionally withheld from Seller.

f. No Other Representations or Warranties. Other than as set forth in Sections 3.a-3.f above, Purchaser is not making and will not be required to make any other representations or warranties to Seller in connection with the Transaction.

4. Conditions to Purchaser's Obligation at Closing. All of the obligations of Purchaser under this Agreement are subject to the fulfillment on or before the Closing Date of each of the following conditions:

a. The Purchaser shall have received via facsimile at the number indicated below a copy of stock certificate(s) evidencing ownership of the Shares purchased by Purchaser hereunder from the Seller, which stock certificate(s) shall on the Closing Date be sent via internationally recognized express courier to the Purchaser.

5. Conditions to Seller Obligation at Closing. All of the obligations of Seller under this Agreement are subject to the fulfillment on or before the Closing Date of the following conditions:

a. Purchaser shall have paid to Seller the Purchase Price in cash pursuant to Section 1 above by wire transfer to Seller's account with Société Générale 30003; Branch 03080; account number 00078010811 clé 67.

b. Purchaser shall have executed a counterpart and become a party to each of: (i) the Stock Agreements, (ii) any agreement between the Company and the stockholders of the Company requiring a holder of the Shares to become a party thereto entered into on or prior to the Closing Date, and (iii) any and all amendments or modifications to such agreements entered into on or prior to the Closing Date.

6. Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall not survive the Closing.

7. Miscellaneous.

a. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered on the date of receipt if sent by internationally recognized overnight courier or by facsimile with delivery receipt and properly addressed as set forth below:

If to Seller:

Genset S.A.
24 Rue Royale
75008 Paris, France
Attn: General Counsel
Fax: +33.1.55.04.59.29

If to Purchaser:

QuestMark Management Co., Inc.
One South Street, Suite 800
Baltimore, Maryland 21202
United States
Attn: Benjamin S. Schapiro
Fax: +1.410.895.5808

b. Expenses. Except as otherwise provided for herein, each Party hereto shall be responsible for its or his own expenses accrued in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement, including fees of his or its respective attorneys, accountants or consultants.

c. Commissions. Neither Seller nor Purchaser has employed any agent, finder or broker in connection with this transaction and shall have no responsibility for any commissions to any such parties. Each Party agrees to indemnify, hold harmless and defend the other Parties from and against any obligation or liability to pay any such commission or compensation arising from the act or agreement of the indemnifying Party.

d. Successors and Assignees. All covenants, representations, warranties and agreements of the Parties contained herein shall be binding upon and inure to the benefit of their respective heirs, executors, administrators, personal representatives, successors and assignees.

e. Assignment; No Third Party Beneficiaries. No rights under this Agreement shall be assignable nor duties delegable by any Party. Nothing contained in this Agreement is intended to confer upon any person or entity, other than the Parties hereto, any rights or remedies under or by reason of this Agreement.

f. Further Assurances. Upon request, from time to time, Seller and Purchaser shall execute and deliver all documents, make all rightful oaths, testify in any proceedings and do all other acts which may be necessary or desirable to carry out the transactions contemplated hereby.

g. Entire Agreement. This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements and understandings of the Parties in connection herewith and therewith.

h. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflicts of law principles.

i. Amendments and Waivers. Any term hereof may be amended only with the written consent of each of the Parties hereto. The observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Parties hereto, except that Purchaser, acting in its sole discretion, may waive one or more conditions required to be met before Purchaser is obligated to close the Transaction under Section 4 of this Agreement and the Seller, acting in its sole discretion, may waive one or more conditions required to be met before the Seller is obligated to close the Transaction under Section 5 of this Agreement. Any amendment or waiver so effected shall be binding upon the Parties hereto.

j. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

k. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

l. Counterparts. This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by all Parties hereto and taken together shall constitute a single agreement, binding against each of the Parties. To the maximum extent permitted by law or by any applicable governmental authority, any document may be signed and transmitted by facsimile with the same validity as if it were an ink-signed document.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement on the day and year first written above.

PURCHASER:

QUESTMARK PARTNERS LP

By:______________________________

Its: Chairman & CEO

Address: One South Street, Suite 800
Baltimore, Maryland 21202
United States
Fax: +1 410.895.5808
Attn: Benjamin S. Schapiro

SELLER:

GENSET S.A.

By:______________________________
André Pernet
Président Directeur Général

Exhibit 4.2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is effective this 28th day of March, 2002, between Genset S.A., a societe anonyme organized under the laws of France having its registered office at 24, rue Royale, 75008 Paris, France ("Seller"), and the Purchasers listed on Exhibit A hereto (collectively "Purchasers"). Each of Seller and the Purchasers shall be referred to separately herein as a "Party" and together as the "Parties".

RECITALS

A. Seller owns 1,723,875 shares of Series A Preferred Stock and 1,189,557 shares of Series C Preferred Stock (together, the "Shares") of Ceres, Inc., a Delaware corporation (the "Company").

B. Seller desires to sell and Purchasers desire to purchase the number of Shares set forth next to each Purchaser's name on Exhibit A hereto at a price of $5.00 per Share, upon the terms and conditions set forth herein (the "Transaction").

C. Each of the Purchasers currently holds shares of capital stock of the Company and is a party to certain Stock Agreements (defined below) of the Company.

D. The capital structure of the Company as of March 18, 2002 is provided in Exhibit B.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase and Sale.

a. Purchase Price. At the Closing (defined below), each of the Purchasers shall deliver to Sellers the amount set forth next to their name on Exhibit A hereto (the "Purchase Price").

b. Closing. The Closing of the Transaction ("Closing") shall be held at the offices of Genset, 24, rue Royale, 75008 Paris, France on April 15, 2002 (the "Closing Date"), which date may be delayed by up to 15 days at the request of Artal Luxembourg S.A. to the extent necessary to coincide with the purchase by a third party effectively committed to by such date.

2. Seller's Representations and Warranties. Seller represents and warrants the following, each of which is true and correct as of the date hereof.

a. Ownership of the Shares. Seller owns all right, title and interest to the Shares free and clear of all voting trusts, agreements, arrangements, encumbrances, liens, claims, equities and liabilities, except for those set forth in the Third Amended and Restated Right of First Refusal and Co-Sale Agreement dated March 14, 2001 between the Company, certain stockholders of the Company and certain investors of the Company listed therein (the "Third Amended and Restated Right of First Refusal and Co-Sale Agreement"), the Amended and Restated Voting Agreement dated March 14, 2001 between the Company and the stockholders listed therein (the Amended and Restated Voting Agreement"), the Series A Preferred Stock Issuance Agreement dated December 28, 1997 between the Company and Seller (the "Series A Stock Issuance Agreement") and the Series C Preferred Stock Purchase Agreement dated December 31, 1998 (the "Series C Stock Purchase Agreement") between the Company and certain investors set forth therein (collectively, the "Stock Agreements"). Except as set forth in the Stock Agreements, Seller has the authority to transfer its Shares and is conveying clear and unencumbered title thereto to the Purchasers.

b. Authorization of Transaction. Seller has the corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

c. Noncontravention. To the actual knowledge of the Seller, neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which the Seller is bound, except as set forth in the Stock Agreements.

d. No Public Offering. The sale of the Shares hereunder has not been (i) accompanied by the publication of any advertisement nor (ii) effected by or through a broker-dealer in a public offering.

e. General. The statements made and information given to Purchasers herein are materially true and accurate and no material fact has been intentionally withheld from Purchasers.

f. No Other Representations and Warranties. Other than as set forth in Sections 2.a – 2.e above, Seller is not making and will not be required to make any other representations or warranties to Purchasers in connection with the Transaction.

3. The Purchasers' Representations and Warranties. Each of the Purchasers, severally and not jointly, represents and warrants the following with regards to itself, each of which is true and correct as of the date hereof.

a. Authorization of Transaction. Purchaser has the full power and authority to execute and deliver this Agreement and any other agreements contemplated hereby or thereby, and to perform its obligations hereunder and thereunder. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms and conditions. Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

b. Noncontravention. Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby, ,will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which Purchaser is bound or to which Purchaser's assets are subject.

c. Stockholder. Purchaser is a current stockholder of the Company and is either (i) a party to and bound by (x) each of the Stock Agreements, (y) any agreement between the Company and the stockholders of the Company requiring a holder of the Shares to become a party thereto and (z) any and all amendments or modifications to such agreements, or (ii) has consent to be bound by all such agreements and amendments by executing a Consent to be Bound of even date herewith.

d. No Public Offering. The sale of the Shares hereunder has not been (i) accompanied by the publication of any advertisement nor (ii) effected by or through a broker-dealer in a public offering.

e. Sufficient Information. Purchaser has received and examined (and, if Purchaser has so requested, Purchaser's attorney, accountant and/or other investment advisor ("Purchaser's Advisor") has received and examined) all information, including financial statements, of or concerning the Company which Purchaser considers (and, if appropriate, such attorney, accountant and/or other investment advisor considers) necessary to making an informed decision regarding an investment in the Shares. Purchaser and, if Purchaser so requested, Purchaser's Advisor has had the opportunity to ask questions of, and receive answers from, the officers and agents of the Company concerning the terms and conditions of the Agreement and to obtain such information, to the extent such persons possessed the same or could acquire it without unreasonable effort or expense, as Purchaser or they deemed necessary to verify the accuracy of the information referred to herein.

f. General. The statements made and information given to Seller herein are true and accurate and no material fact has been intentionally withheld from Seller.

g. No Other Representations or Warranties. Other than as set forth in Sections 3.a-3.f above, Purchasers are not making and will not be required to make any other representations or warranties to Seller in connection with the Transaction.

4. Conditions to Purchasers' Obligation at Closing. All of the obligations of Purchasers under this Agreement are subject to the fulfillment on or before the Closing Date of each of the following conditions:

a. Each Purchaser shall have received via telecopy at the number indicated below a copy of stock certificate(s) evidencing ownership of the Shares purchased by Purchaser hereunder from the Seller, which stock certificate(s) shall on the Closing Date be sent via internationally recognized express courier to the Purchaser.

5. Conditions to Seller Obligation at Closing. All of the obligations of Seller under this Agreement are subject to the fulfillment on or before the Closing Date of the following conditions:

a. Purchasers shall have paid to Seller the Purchase Price in cash pursuant to Section 1 above by wire transfer to Seller's account with Société Générale 30003; Branch 03080; account number 00078010811 clé 67.

b. Each Purchaser not already a party to such agreement shall have executed a counterpart and become a party to or otherwise agree in writing to be bound by each of (i) the Stock Agreements, (ii) any agreement between the Company and the stockholders of the Company requiring a holder of the Shares to become a party thereto and (iii) any and all amendments or modifications to such agreements by executing a Consent to be Bound of even date herewith.

6. Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive for 6 months following the Closing.

7. Miscellaneous.

a. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the Party to whom notice is to be given or within five (5) business days if mailed to the Party to whom notice is to be given, by first class mail, registered, or certified, postage prepaid and properly addressed to (i) Purchasers at the address set forth below their name on the signature page hereto, and (ii) Seller as set forth below:

If to Seller:

Genset S.A.
24 Rue Royale
75008 Paris, France
Attn: General Counsel

b. Expenses. Except as otherwise provided for herein, each Party hereto shall be responsible for its or his own expenses accrued in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement, including fees of his or its respective attorneys, accountants or consultants.

c. Commissions. Neither the Seller nor the Purchasers have employed any agent, finder or broker in connection with this transaction and shall have no responsibility for any commissions to any such parties. Each Party agrees to indemnify, hold harmless and defend the other Parties from and against any obligation or liability to pay any such commission or compensation arising from the act or agreement of the indemnifying Party.

d. Successors and Assignees. All covenants, representations, warranties and agreements of the Parties contained herein shall be binding upon and inure to the benefit of their respective heirs, executors, administrators, personal representatives, successors and assignees.

e. Assignment; No Third Party Beneficiaries. No rights under this Agreement shall be assignable nor duties delegable by any Party. Nothing contained in this Agreement is intended to confer upon any person or entity, other than the Parties hereto, any rights or remedies under or by reason of this Agreement.

f. Further Assurances. Upon request, from time to time, Seller and Purchasers shall execute and deliver all documents, make all rightful oaths, testify in any proceedings and do all other acts which may be necessary or desirable to carry out the transactions contemplated hereby.

g. Entire Agreement. This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements and understandings of the Parties in connection herewith and therewith.

h. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflicts of law principles.

i. Amendments and Waivers. Any term hereof may be amended only with the written consent of each of the Parties hereto. The observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Parties hereto, except that the Purchasers, acting in their sole discretion, may waive one or more conditions required to be met before the Purchasers are obligated to close the Transaction under Section 4 of this Agreement and the Seller, acting in its sole discretion, may waive one or more conditions required to be met before the Seller is obligated to close the Transaction under Section 5 of this Agreement. Any amendment or waiver so effected shall be binding upon the Parties hereto.

j. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

k. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

l. Counterparts. This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by all Parties hereto and taken together shall constitute a single agreement, binding against each of the Parties. To the maximum extent permitted by law or by any applicable governmental authority, any document may be signed and transmitted by facsimile with the same validity as if it were an ink-signed document.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement on the day and year first written above.

PURCHASERS:

ROTHSCHILD TRUST (BERMUDA) LIMITED AS TRUSTEE F/B/O THE AMBERGATE TRUST.

By:____________________________

Its:____________________________

Address: 15 Queen Street
Hamilton, HMII
Bermuda
Fax: +1 441 295 3201

FIDEA N.V.

By:____________________________

Its:____________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

SELLER:

GENSET S.A., a societe anonyme organized under the laws of France

By: [signature]
André Pernet
Président Directeur Général

k. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

l. Counterparts. This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by all Parties hereto and taken together shall constitute a single agreement, binding against each of the Parties. To the maximum extent permitted by law or by any applicable governmental authority, any document may be signed and transmitted by facsimile with the same validity as if it were an ink-signed document.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement on the day and year first written above.

PURCHASERS:

ROTHSCHILD TRUST (BERMUDA) LIMITED AS TRUSTEE F/B/O THE AMBERGATE TRUST.

ROTHSCHILD TRUST (BERMUDA) LIMITED

By: _______________

SUZANNE J. DIONNE   J. FRANK PENISTON

Its: _______________

AUTHORISED SIGNATORY   AUTHORISED SIGNATORY

Address: 15 Queen Street
Hamilton, HMII
Bermuda

Fax: +1 441 295 3201

SELLER:

GENSET S.A., a societe anonyme organized under the laws of France

By: _______________

André Pernet
Président Directeur Général

FIDEA N.V.

By: _______________

Its: _______________

Address: 12 Avenue du Port
1080 Buxelles
Belgique

Fax: +32 2 429 0525

k. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

l. Counterparts. This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by all Parties hereto and taken together shall constitute a single agreement, binding against each of the Parties. To the maximum extent permitted by law or by any applicable governmental authority, any document may be signed and transmitted by facsimile with the same validity as if it were an ink-signed document.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement on the day and year first written above.

PURCHASERS:	SELLER:
ROTHSCHILD TRUST (BERMUDA) LIMITED AS TRUSTEE F/B/O THE AMBERGATE TRUST.	GENSET S.A., a societe anonyme organized under the laws of France
By:______________________________	By:______________________________ André Pernet *Président Directeur Général*
Its:______________________________	

Address: 15 Queen Street
Hamilton, HMII
Bermuda
Fax: +1 441 295 3201

FIDEA N.V.

By: Patrick Carttenier

Its: Investment Manager
KBC INVESTCO

by power of attorney

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC BANK N.V.

By:______________________________

Its:______________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC PRIVATE EQUITY FUND BIOTECH N.V.

By: IGNACE VAN OORTEGEM

Its: DIRECTOR

STEFAN DUCHATEAU
PRESIDENT OF THE BOARD

Address: 2 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC SECURITIES N.V.

By:______________________________

Its:______________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC BANK N.V.

By: Patrick Cottenier

Its: Investment Manager, KBC INVESTCO

by power of attorney

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC PRIVATE EQUITY FUND BIOTECH N.V.

By:________________________________

Its:________________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC SECURITIES N.V.

By: Patrick Cottenier

Its: Investment Manager, KBC Investco

by power of attorney

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

KBC VERZEKERINGEN N.V.

By: Patrick Cottenier

Its: Investment Manager KBC Investco

by power of attorney

Address: 12 Avenue du Port
1080 Buxelles
Belgique

Fax: +32 2 429 0525

GIMV N.V.

By:________________________________

Its:________________________________

Address: Karel Oomsstraat 37
B-2018 Antwerpen
Belgique

Fax: +32 3 290 2105

ARTAL Luxembourg S.A.

By:________________________________

Its:________________________________

Address: 105 Grand-rue
L-1661 Luxembourg
Luxembourg

Fax +352 22 42 5922

KBC VERZEKERINGEN N.V.

By:______________________________

Its:______________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

GIMV N.V.

By:______________________________

Its:______________________________

Address: Karel Oomsstraat 37
B-2018 Antwerpen
Belgique
Fax: +32 3 290 2105

ARTAL Luxembourg S.A.

By: PAUL R. KOHLER

Its: MANAGING DIRECTOR

Address: 105 Grand-rue
L-1661 Luxembourg
Luxembourg
Fax + 352 22 42 5922

KBC VERZEKERINGEN N.V.

By:______________________________

Its:______________________________

Address: 12 Avenue du Port
1080 Buxelles
Belgique
Fax: +32 2 429 0525

GIMV N.V.

By: DIRK BEEUSAERT MARC VERCRUYSSE

Its: Chief legal Officer Chief Financial Officer

Address: Karel Oomsstraat 37
B-2018 Antwerpen
Belgique
Fax: +32 3 290 2105

ARTAL Luxembourg S.A.

By:______________________________

Its:______________________________

Address: 105 Grand-rue
L-1661 Luxembourg
Luxembourg
Fax + 352 22 42 5922

Exhibit 4.3*

*Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

CONFIDENTIAL TREATMENT HAS BEEN REQUESTESD WITH RESPECT TO CERTAIN OMITTED PORTIONS OF THIS DOCUMENT, FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

DATABASE SUBSCRIPTION AND GENE OPTION AGREEMENT

BETWEEN

CELERA GENOMICS
A BUSINESS UNIT OF PE CORPORATION (NY)

AND

GENSET SA

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT ("Agreement") is entered into as of this 22nd day of December 2000 (the "Effective Date") by and between PE CORPORATION (NY), a New York corporation, through the Celera Genomics Business Unit ("Celera"), having a place of business at 45 West Gude Drive, Rockville, Maryland 20850 and Genset SA ("Genset SA"), a French *société anonyme*, having a place of business at 24, rue Royale, 75008 Paris, France and Genset Corporation ("Genset Corp" and, together with Genset SA, "Customer"), a California Corporation, having a place of business at 875 Prospect St., La Jolla, California 92037.

WHEREAS, Celera has undertaken the sequencing of the genomes for various species;

WHEREAS, Celera has expended and will continue to expend significant resources and efforts to develop a variety of genomic databases, related biological information and analysis resources;

WHEREAS, Customer desires, subject to the terms and conditions of this Agreement, to obtain access to certain genomic databases, and the right to use certain software tools for the analysis of such databases;

WHEREAS, Celera is willing, subject to the terms and conditions of this Agreement, to grant access to certain genomic databases, and the right to use certain software tools for the analysis of such databases;

WHEREAS, Customer is aware and understands that Celera intends to pursue intellectual property protection of the content of Celera's genomic databases, related biological information and analysis resources and that Celera has provided, and will continue to provide access to Celera's genomic databases, related biological information and analysis resources to third parties;

WHEREAS, Celera is aware and understands that Customer intends to pursue intellectual property protection of discoveries resulting from its use of the Celera genomic databases, related biological information and analysis resources;

WHEREAS, Celera intends to publicly release certain information contained in such databases.

NOW THEREFORE, the parties agree as follows:

1.0 DEFINITIONS

For purposes of this Agreement, each capitalized term used shall have the meaning assigned to it in Exhibit A, attached to this Agreement.

2.0 LICENSE

2.1 License Grant. Subject to the terms and conditions contained in this Agreement, Celera hereby grants to Customer, for the Term, a non-exclusive, non-transferable, worldwide license (with no right to sublicense), to use and access the products in the Customer Subscription within the Authorized Use.

2.2 Authorized Use.

2.2.1 Customer's rights in Section 2.1 are exercisable only by Customer Users through (1) the Celera Discovery System or (2) the methods set forth in Section 3.0, solely for the purpose of conducting Customer's or Customer Affiliate's research and development solely in the interest of and on behalf of the Customer or Customer Affiliate and solely for the discovery, development and commercialization of Customer's or Customer Affiliate's Research Products and Products. [***]* (including notably Genset SA's research laboratories in Evry, France and headquarters in Paris, France and Genset Corp's research laboratories in San Diego, California and such other sites as are designated in writing to Celera on the Effective Date or consented to in writing by Celera after the Effective Date).

2.2.2 The number of Customer Users who may access the Celera Discovery System is limited to the number set forth in Exhibit C. At any time during the Term, Customer may increase the number of Customers Users in accordance with Exhibit C.

2.2.3 Customer shall not use and/or access the products in the Customer Subscription, directly or indirectly, either in the interest of or on behalf of any Third Party or upon the request or inquiry of any Third Party. [***]* Customer shall not rent, or loan the Customer Subscription or reverse engineer, decompile, disassemble or otherwise attempt to access any source code for any software program included in the Customer Subscription, except to the extent the foregoing restriction is prohibited by applicable law. Customer further shall use reasonable commercial efforts to prevent any unauthorized copying, distribution, reverse engineering and reverse compiling of the Customer Subscription through appropriate restrictive contracts entered into by Customer with Customer Contractors, Customer Licensees and Customer's employees, consultants and collaborators.

2.2.4 The foregoing provisions of this Section 2.2 shall be collectively defined as "Authorized Use".

3.0 SUBSCRIPTION ACCESS, TRAINING AND CUSTOMER SUPPORT

3.1 Subscription Access: According to the terms of this Agreement [***]*, Celera shall provide Customer with access to the Customer Subscription through the Celera Discovery System. Customer agrees that it shall not locate User's terminals, User identification numbers and/or passwords in locations where any person or entity other than Customer's Users may access them. [***]*

3.1.1 Customer shall notify Celera in writing within twenty-four (24) hours of any inability to access the Customer Subscription through the Celera Discovery System. Such notification shall be addressed in accordance with Section 11.10, to the attention of the Vice President of Information Technology (with a copy to the Legal Department), and shall be effective upon receipt by Celera. [***]*

3.1.2 Celera shall also use reasonable efforts to ensure that Customer can effectively utilize the Celera Discovery System with a reasonable level of responsiveness in accordance with the criteria and conditions specified in Exhibit E2.

3.2 Update Frequency: Celera shall use commercially reasonable efforts to make new information (generated during the Term and added to the databases within the Customer Subscription) available to Customer (a) via the Celera Discovery System at least once per month, [***]*

3.3 Training and Customer Support: Celera will provide training and Customer support in accordance with Exhibit D and Exhibit E respectively.

3.4 Security: Celera shall provide Customer with security requirements to access Customer Subscription. Customer shall implement such security requirements prior to or concurrently with access to the Customer Subscription and shall abide by such requirements.

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

3.4.1 Access to Customer Subscription Log: During the Term, Celera shall have the right to access and examine the Customer Subscription Log (electronically or otherwise) (i) to review a performance monitor of the Celera Discovery System; or (ii) upon Celera's reasonable suspicion of Customer's unauthorized use under the Customer Subscription or a Third Party's unauthorized use resulting from Customer's Default. [***]*

3.5 Maintenance: Celera, at its own expense and in its sole discretion, shall be responsible for any maintenance of the Celera Discovery System; provided, however, that if a malfunction of the Celera Discovery System shall be caused by Customer's inappropriate handling or operation of the Celera Discovery System, then Celera, at Customer's expense and with Customer's prior consent, such consent not to be unreasonably withheld, shall perform any maintenance, upgrades, improvements or replacements of the Celera Discovery System needed to correct such malfunction.

3.6 Records and Reports.

3.6.1 Customer shall maintain records of access to and use of the Celera Discovery System, [***]* sufficient to enable Customer and Celera to monitor compliance with and enforce their respective rights and obligations under this Agreement (*e.g.* computer records, laboratory notebooks and such other records as are customary for documenting discovery, development and commercialization activities conducted by Customer) ("Records").

3.6.2 [***]*

3.6.3 [***]* at the request and the expense of Celera, and upon at least thirty (30) days prior written notice, Customer shall permit an independent agent appointed by Celera and acceptable to Customer (such acceptance not to be unreasonably withheld) to examine Customer's Records solely to the extent necessary to verify the fulfillment of the Customer's obligations under Section 3.6 of this Agreement; provided that such agent has entered into a confidentiality agreement with Customer that contains confidentiality provisions substantially similarly restrictive on such agent as the terms of this Agreement and also limiting the use and disclosure of such information to purposes germane hereto. Celera's agent shall report to Celera only the results of such examination (i.e., whether or not Customer is in compliance with its obligations under this Agreement), and shall not disclose to Celera any of Customer's Confidential Information provided to it or to which it may have had access during the conduct of the examination.

4.0 PAYMENTS

4.1 Customer Subscription Fees.

4.1.1 Customer Subscription.
The total fee for the Customer Subscription for the Initial Term ("Initial Subscription Fee") shall be as set forth in Exhibit C. [***]* This fee does not include access to any Celera databases other than those specifically provided for in Exhibit C (Customer may negotiate separate terms for access to additional Celera databases); as of the Effective Date, Celera does not have any commercialized databases other than those specifically provided for in Exhibit C.

4.1.2 Additional User Fees. In addition to the Initial Subscription Fee, at any time during the Term, Customer may increase the number of Customers Users in accordance with Exhibit C.

4.1.3 Extension Subscription Fee. In the event that this Agreement is extended pursuant to Section 7.2, the subscription fee for the Extension Term shall be the then-current fee for similar rights to use the Customer Subscription or the then-current fee for similar rights to use the databases selected by Customer for such extension ("Extension Subscription Fee"); provided that this fee shall be no

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

greater than the then-current fee for similar rights available to any other commercial Third Party contracting at arm's length.

4.2 [***]*

4.3 [***]*

4.3.1 [***]*

4.3.2 [***]*

4.3.3 [***]*

4.3.4 [***]*

4.3.5 [***]*

4.4 Mode of Payments: All payments under this Agreement shall be made in accordance with Exhibit C.

4.5 Taxes: All amounts payable under this Agreement are exclusive of all sales, value-added and similar taxes and duties that are payable by Customer in addition to the amounts due to Celera under this Agreement. . Where any sum due to be paid to Celera hereunder is subject to any withholding or similar tax that is to be deducted from the amount paid to Celera, the parties shall use their commercially reasonable efforts to do all such acts and to sign all such deeds and documents as will enable them to take advantage of any exemption from or reduction in such taxes under any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax, Customer shall pay such withholding or similar tax, deduct the amount paid from the amount due Celera, and secure and send to Celera proof of such withholding or similar tax as evidence of such payment. Where an exemption or reduction in taxes under an applicable tax agreement or treaty is available in respect of any payment by Customer to Celera hereunder, and where Celera has informed Customer in a timely manner thereof and Customer could have taken advantage of such exemption or reduction in a reasonably practicable manner and without incurring additional expense but did not do so, the amounts payable to Celera by Customer under this Agreement shall be increased to yield to Celera (after payment of such taxes) such amounts payable hereunder at the rates specified hereunder. The above provisions shall not be deemed to apply to any taxes payable on Celera's net income, which shall in any case be payable by Celera.

4.6 Failure by Customer to Make Timely Payment:

4.6.1 Notice and Right to Terminate. In the event Celera has not received a payment due hereunder by the prescribed due date, Celera shall notify Customer of such non-payment. [***]*

4.6.2 Late Payment. Any payment due under this Agreement that is not paid on or before the date such payment is due under this Agreement shall bear interest to the extent permitted by applicable law, [***]*

4.7 Payment Records: Customer agrees to keep for at least[***]* in sufficient detail to permit Celera to confirm[***]*. Customer also agrees to keep any agreement [***]*. Such agreements shall be kept for a period of [***]* from the date of termination of such agreement. [***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

5.0 CONFIDENTIALITY AND PUBLICATION

5.1 Confidentiality: The Confidentiality Agreement is hereby superseded by the terms and conditions set forth in this Section 5.0 and the other applicable terms and conditions set forth in this Agreement. The parties acknowledge that during the course of this Agreement they may each receive ("Receiving Party") from the other ("Disclosing Party") information in writing or orally, which is proprietary and/or confidential and of commercial value to the Disclosing Party. For purposes of this Agreement, "Confidential Information" shall mean the existence and terms of this Agreement, [***]*, Customer Technology, Celera Technology, Celera Research System, Celera Discovery System, Customer's computer infrastructure databases and genomic research software and strategies and other information belonging to the Disclosing Party, including, where appropriate and without limitation, any associated information, business, financial and scientific data, [***]*, patent disclosures, patent applications, structures, models, techniques, processes, compositions, compounds, biological samples, and the like, and bioinformatics methods, hardware configurations and software in various stages of development or any software product (source code, object code or otherwise), including its audiovisual components (menus, screens, structure and organization) and any human or machine readable form of the program, and any writing or medium in which the program or information therein is stored, written or described, including, without limitation, diagrams, flow charts, designs, drawings, specifications, models, data, bug reports, and the like. The parties agree that they shall take all reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information. Without limiting the foregoing, the parties shall take at least those measures that each takes to protect its own confidential information of a similar nature, but in no event less than a reasonable degree of care. Both parties shall immediately notify the other in the event either party has knowledge of any unauthorized use or disclosure of the Confidential Information. Except to the extent expressly authorized by this Agreement, the parties agree that the Receiving Party shall keep confidential and shall not publish or otherwise disclose, and shall not use for any purpose, any Confidential Information furnished to it by any other party pursuant to this Agreement, regardless of the medium on which it is provided, including know-how, except to the extent that it can be established by the Receiving Party by competent proof that such information:

(a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other party;

(b) was generally known to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure through no fault of the Receiving Party;

(d) was subsequently lawfully disclosed to the Receiving Party by a Third Party who did not require the Receiving Party to hold it in confidence or limit its use, provided it was not obtained by such Third Party under an obligation of confidentiality directly or indirectly from the disclosing party; or

(e) was independently discovered or developed by the Receiving Party without the use of the other party's Confidential Information, as can be documented by written records created at the time of such independent discovery or development.

The content and nature of the research undertaken by Customer or Customer's Affiliates using Customer Subscription and the Celera Discovery System, and in particular the nature of searches undertaken and the content of the material accessed and studied are Confidential Information of Customer of a particularly sensitive nature. Except as shall be expressly agreed to by Customer, and except for such of Celera's employees and/or consultants as may incidentally have access to some of such information to the limited

---

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

extent necessary to maintain the Customer Subscription or to give effect to Section 3.4.1, Celera has put in place and shall maintain appropriate security barriers ensuring that no Celera employees, consultants or Third Parties can access such information.

5.2 Permitted Disclosures:

5.2.1 Customer may, subject to Section 6.0, disclose [***]* only to the extent such disclosure shall be required for (a) filing or prosecuting patent applications and maintaining patents, or (b) filing or maintaining regulatory applications or approvals for Products developed pursuant to this Agreement.

5.2.2 Notwithstanding the obligations of Section 5.1, each party may disclose the other party's Confidential Information in (a) establishing rights or enforcing obligations under this Agreement before a competent court or tribunal; or (b) complying with applicable law, provided however, that in each case described herein if a party shall be required to make any disclosure of the other party's Confidential Information under this Section 5.2.2, it will (i) give at least twenty four (24) hours advance notice to the other party of such disclosure requirement; (ii) provide a copy of the proposed disclosure; and (iii) use commercially reasonable efforts in assisting the disclosing party to secure confidential treatment of such Confidential Information required to be disclosed, including cooperating with the other party to obtain a protective order for the other party's Confidential Information.

5.2.3 Customer may disclose [***]* only in the context of the disclosure of Customer's own scientific results or conduct of its work within the scope of the licenses granted herein and then only to those Customer Contractors, Customer Licensees and Customer's employees and consultants who (i) have a need-to-know and (ii) are under contract not to disclose or use such Confidential Information.

5.3 Customer Users, prior to accessing Customer Subscription, shall acknowledge and agree to a statement in the Celera Discovery System regarding the terms and conditions of Customer Users' access, use and disclosure of the Customer Subscription and Celera Confidential Information. Such statement shall contain only those terms contained in this Agreement.

5.4 Copies: Unless previously approved in writing by the Disclosing Party or otherwise permitted under Section 5.2 or, in Customer's case, as is reasonably necessary for Customer's research and development as authorized in Section 2.2, a Receiving Party shall not make any copies of the Disclosing Party's Confidential Information. Notwithstanding the above, the Receiving Party may retain one (1) copy of the Disclosing Party's Confidential Information for legal archival purposes.

5.5 Publication: Customer may publish scientific results of its work within the scope of the license granted under this Agreement, provided however, that Customer shall:

(a) at least thirty (30) days prior to submission for publication of any document, slides, lecture, and/or any other form of publication that will disclose Celera's Confidential Information not disclosable under Section 5.2, submit a copy of such publication to Celera for Celera's prior review, comment and written consent, such consent not to be unreasonably withheld. Celera, at its discretion, may remove the Confidential Information or approve such disclosure of Confidential Information; [***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

(b) include in any publication, such as those described above, that result from Customer's use or access of Customer Subscription, the following attribution: "This data was generated in part through use of the Celera Discovery System and Celera Genomics' associated databases."

5.6 Restricted Use: Except as otherwise expressly set forth in this Agreement, this Section 5.0 shall not be construed to allow Customer, Customer Contractors, Customer Licensees and Customer's employees or consultants or any other person or entity to use, publish, disclose, re-package or re-distribute the databases within the Customer Subscription or any portion of their contents, including, but not limited to, any DNA Sequence Information, Annotation Information, Polymorphism Information, any source code or object code, or any Celera software or hardware configurations, at any time without the express written consent of Celera.

5.7 Confidentiality Agreement: The parties acknowledge that the Confidentiality Agreement shall control all disclosures from the effective date of such agreement up to and until the Effective Date.

6.0 INTELLECTUAL PROPERTY

6.1 Celera Rights: Celera retains all rights, title and interest to and in the databases within Customer Subscription and to all Celera Technology. To avoid doubt, with the exception of the rights expressly granted under this Agreement, Customer, Customer Licensees, Customer Contractors and Customer's employees and consultants shall have no rights, claims or interests whatsoever (including but not limited to any intellectual property rights) with respect to the products within Customer Subscription, Celera Technology, patents or patent applications containing Celera Technology or products incorporating Celera Technology.

6.2 Customer Rights and Obligations: Customer shall own all right, title and interest in and to Customer Technology, except that Customer shall not have the right to transfer, through license, sale or any other manner, any rights to Customer Technology except to a Customer Contractor or Customer Licensee as follows:

(a) Customer may grant a sublicense, with no right to further transfer or sublicense, to a Customer Contractor to enable such Customer Contractor to conduct studies, trials or analyses on Customer Technology exclusively on Customer's behalf and only in the case when ownership rights to such studies, trials and analyses reside solely in Customer or, pursuant to Section 6.2(b), in Customer Licensee; and/or

(b) [***]*

6.2.1 [***]*

(a) [***]*

(b) [***]*

6.2.2 [***]*

6.2.3 [***]*

6.2.4 [***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

6.2.5 Nothing in this Agreement is intended or shall be interpreted as granting to Customer or any Third Party any right or interest in any intellectual property (a) invented, discovered, developed, or otherwise created by PE Corporation (NY), or its affiliates, other than the Celera Genomics Group or, (b) acquired or licensed by PE Corporation (NY), its affiliates, other than solely for the benefit of the Celera Genomics Group.

6.3 Third-Party Infringement: If Celera believes that the data, information or software within the Customer Subscription, or any part thereof, infringes any patent, copyright, trademark, or other proprietary right, or if the licensing or use of the Customer Subscription, or any part thereof, is, as a result, enjoined, then Celera may, at its election, option, and expense: (i) procure for Customer the right under such proprietary right to use such data, information or software or such part thereof; or (ii) replace such data, information or software, or such part thereof, with other non-infringing data, information or software or parts having substantially the same purpose; or (iii) suitably modify the data, information or software, or part thereof, to become non-infringing [***]*. Notwithstanding the above, some of the Analysis Tools are provided by Third Parties and may have a two part licensing structure, one license for the provider (Celera) and one license for the end user (Customer). In such cases, Customer shall be responsible for ensuring that it has acquired any necessary end user licenses. [***]*

7.0 TERM AND TERMINATION

7.1 Initial Term. Unless terminated earlier as provided herein, this Agreement shall commence on the Effective Date and shall remain in full force for the period stated in the Exhibit C (the "Initial Term"), unless extended in accordance with Section 7.2.

7.2 Extension Term. In the event Customer desires to extend this Agreement beyond the Initial Term, Customer shall, ninety (90) days prior to the expiration of the Initial Term, provide Celera with written notice of its desire to extend this Agreement and, in such event, the Agreement shall be extended for an additional one (1) year period following the Initial Term (the "Extension Term") under the terms and conditions set forth herein.

7.3 Default.

7.3.1 Notice of Default. In the event any material representation or warranty made hereunder by either Customer or Celera ("Representation Default") shall have been untrue or upon any breach or default of a material obligation of this Agreement by a party ("Performance Default"), the party not in Default ("Non-Defaulting Party") must first give the other party ("Defaulting Party") written notice thereof ("Notice of Default"), which notice must state the nature of the untruthfulness, breach or default in reasonable detail and request the Defaulting Party cure such Default within one hundred and twenty (120) days.

7.3.2 Termination for Default. The Non-Defaulting Party may, in addition to any other remedies which may be available to such Non-Defaulting Party at law or equity, terminate this Agreement in the event of (i) a Representation Default by the Defaulting Party or (ii) a Performance Default by the Defaulting Party that has not been cured [***]* after receipt of a Notice of Default; or, if such Performance Default cannot be cured within such [***]* period, and the Defaulting Party shall have failed to commence substantial remedial actions within such [***]* period and to diligently pursue the same. Notwithstanding the foregoing, if a Representation or Performance Default is not curable by its nature, the Non-Defaulting Party may immediately terminate this Agreement with a Notice of Default to the Defaulting Party.

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* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

7.4 Bankruptcy.

7.4.1 A party may terminate this Agreement if, during the Term or any extension thereof, the other party shall file in court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the party or of its assets, or if the other party proposes a written agreement of composition or extension of its debts, or if the other party shall be served with an involuntary petition in bankruptcy or seeking reorganization, liquidation, dissolution, winding-up arrangement, composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganization or other similar act or law of any jurisdiction now or hereafter in effect, or there shall have been issued a warrant of attachment, execution, distraint or similar process against it, filed in any insolvency proceeding, and such petition shall not be dismissed within ninety (90) days after the filing thereof, or if the other party shall propose or be a party to any dissolution or liquidation, or if the other party shall make an assignment for the benefit of creditors.

7.4.2 All rights and licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to "intellectual property" as defined under Section 101 of the U.S. Bankruptcy Code. The parties agree that each party which is a licensee of such rights under this Agreement shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either party under the U.S. Bankruptcy Code, the party hereto which is not a party to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and same, if not already in their possession, shall be, within ten (10) days of the commencement of such proceeding, delivered to them (i) upon any such commencement of a bankruptcy proceeding upon their written request therefor, unless the party subject to such proceeding (or a trustee on behalf of the subject party) elects to continue to perform all of their obligations under this Agreement or (ii) if not delivered under (i) above, upon the rejection of this Agreement by or on behalf of the party subject to such proceeding upon written request therefor by the non-subject party.

7.5 Consequences of Termination. Upon termination of this Agreement, the following rights and obligations shall apply:

7.5.1 The following provisions shall survive the date of termination of this Agreement: [***]*

7.5.2 [***]*

7.5.3 In the event of termination of this Agreement by reason of Default by Customer, Customer shall, within thirty (30) days following the termination, pay to Celera the remaining balance of the Initial Subscription Fee or of the Extension Subscription Fee, as the case may be, if any.

7.5.4 [***]*

7.5.5 [***]*

7.6 Remedies. The rights and remedies provided in this Section 7.0 shall not be exclusive and shall be in addition to any other rights and remedies available at law or in equity.

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

8.0 REPRESENTATIONS AND WARRANTIES

8.1 Each party represents to the other party on the date upon which this Agreement is executed and thereafter throughout the Term, that, to the best of its knowledge:

(a) it is duly organized and validly existing and in good standing under the laws of the state of its incorporation and it has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate actions of such party and the person executing this Agreement on behalf of each party has been duly authorized to do so by all requisite corporate actions;

(c) the execution and delivery of this Agreement and the performance by such party of any of its obligations under this Agreement do not and will not (i) conflict with, or constitute a breach or violation of, any other contractual obligation to which it is a party, any judgment of any court or governmental body applicable to such a party or its properties or, to such party's knowledge, any statute, decree, order, rule or regulation of any court or governmental agency or body applicable to such party or its properties, and (ii) with respect to the execution and delivery of this Agreement, require any consent or approval of any Third Party;

(d) it shall comply with all applicable laws, regulations and guidelines in connection with the performance of its obligations and exercise of its rights pursuant to this Agreement;

(e) it is aware of no action, suit or inquiry or investigation contemplated or instituted by any Third Party that questions or threatens the validity of this Agreement; and

(f) this Agreement is legally binding upon its execution and enforceable in accordance with its terms.

8.2 [***]*

(a) [***]*

(b) [***]*

9.0 DISCLAIMERS AND LIMITATION OF LIABILITY

9.1 [***]*

9.2 [***]*

9.3 [***]*

9.4 [***]*

10.0 INDEMNITY

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

10.1 Customer Indemnity. Customer shall indemnify, defend and hold Celera (including its officers, directors, employees and agents) harmless from and against all personal or property losses, liabilities, damages and expenses (including attorneys' fees and costs) arising (a) out of the untruth or inaccuracy in any material respect of any representation or warranty or out of the breach or non-fulfillment of any material covenant or agreement of Customer contained herein or contemplated hereby, or (b) out of the gross negligence or intentional misconduct of Customer in connection with the performance by Customer of its obligations under this Agreement, or (c) out of Customer's use of Customer Technology, or (d) from products developed by Customer under the license granted in Section 2.0 except to the extent any such loss, liability, damage or expense arises from the action or inaction of Celera.

10.2 Celera Indemnity. Celera shall indemnify, defend and hold Customer (including its officers, directors, employees and agents) harmless from and against all personal or property losses, liabilities, damages and expenses (including attorneys' fees and costs) arising (a) out of the untruth or inaccuracy in any material respect of any representation or warranty or out of the breach or non-fulfillment of any material covenant or agreement of Celera contained herein or contemplated hereby or (b) out of the gross negligence or intentional misconduct of Celera in connection with the performance of its obligations under this Agreement, except to the extent any such loss, liability, damage or expense arises from the action or inaction of Customer.

10.3 Procedure. A party (the "Indemnitee") that intends to claim indemnification under this Section 10.0 shall promptly notify the other party (the "Indemnitor") of any loss, liability, damage, expense, claim, demand, action or other proceeding in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have the right to participate in, and, to the extent the Indemnitor so desires, jointly with any other Indemnitor similarly noticed, to assume the defense thereof with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitee, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings. The indemnity agreement in this Section 10.0 shall not apply to amounts paid in settlement of any loss, liability, damage, expense, claim, demand, action or other proceeding if such settlement shall be effected without the consent of the Indemnitor, which consent shall not be withheld unreasonably. The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Section 10.0 to the extent Indemnitor is prejudiced by indemnitee's delay, but the omission so to deliver notice to the Indemnitor will not relieve it of any liability that it may have to the Indemnitee otherwise than under this Section 10.0. The Indemnitor may not settle the action or otherwise consent to an adverse judgment in such action or other proceeding that effects the rights or interests of the Indemnitee without the express written consent of the Indemnitee. The Indemnitee under this Section 10.0, and its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this indemnification.

10.4 Insurance. Each party will maintain, through self-insurance or commercially placed insurance, adequate coverage for the indemnification obligations set forth herein.

11.0 GENERAL PROVISIONS

11.1 No Partnership. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, distributorship, employer-employee or joint venture relationship between Customer and Celera. No party shall incur any debts or make any commitments for the other, except to the extent, if at all, specifically provided herein.

11.2 Assignments. Neither party shall assign any of its rights or obligations hereunder in whole or in part, except: [***]* with the consent of the other party, such consent not to be unreasonably withheld. This Agreement shall be binding upon the successors and permitted assigns of the parties, and the name of a party appearing herein shall be deemed to include the names of such party's successors and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment not in accordance with the above shall be void.

11.3 Further Actions. The parties agree to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

11.4 No Trademark Rights. Except as otherwise provided herein or agreed to in advance in writing, no right, express or implied, is granted by this Agreement to use in any manner the names "Celera," "Celera Genomics," "PE Corporation,", "Applera" or "Genset SA," or any other trade name or trademark of a party or the names of any employees thereof, for any purpose other than the parties' own internal purposes.

11.5 Public Announcements. Except as may otherwise be required by law or regulation, neither party shall make any public announcement, directly or indirectly, concerning the existence or terms of this Agreement or the subject matter hereof without first submitting a copy of the proposed announcement to the other party for review and obtaining the approval of the other party. With the exception of an initial public announcement concerning the existence or terms of this Agreement or the subject matter hereof (a draft of which is attached hereto as Exhibit F), the reviewing party shall have thirty (30) days or such other time as mutually agreed upon to consent to the publication of such announcement, such consent not to be unreasonably withheld. The reviewing party shall have seven (7) business days or such other time as mutually agreed upon to consent to the publication of the initial public announcement, such consent not to be unreasonably withheld. If either party shall be required by law or regulation to make a public announcement concerning the existence or terms of this Agreement, such party shall give at least twenty four (24) hours prior advance notice of the proposed text of such announcement to the reviewing party for its prior review and comment.

11.6 Entire Agreement of the Parties; Amendments. This Agreement, including its Exhibits, constitute and contain the entire understanding and agreement of the parties and cancels and supersedes any and all prior negotiations, correspondence, representations, understandings and agreements, whether verbal or written, between the parties respecting the subject matter hereof. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized representative of each party. The failure or delay of either party in enforcing any of its rights under this Agreement shall not be deemed a continuing waiver or a modification by such party of such right.

11.7 Severability. In the event any one or more of the provisions of this Agreement should for any reason be held by any court or authority having jurisdiction over this Agreement or either of the parties to be invalid, illegal or unenforceable, such provision or provisions shall be validly reformed to as nearly as possible approximate the intent of the parties and, if unreformable, shall be divisible and deleted in such jurisdiction; elsewhere, this Agreement shall not be affected so long as the parties are still able to realize the principal benefits bargained for in this Agreement.

11.8 Captions. The captions to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement.

11.9 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without reference to the conflict of law principles thereof and without regard to the United Nations Convention on the International Sale of Goods.

---

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

11.10 Notices and Deliveries. Any notice, request, delivery, approval or consent required or permitted to be given under this Agreement shall be in writing and shall be delivered personally or sent by facsimile or by a internationally recognized overnight courier, costs prepaid, and shall be deemed to have been duly given when so delivered in person or sent by facsimile, with receipt confirmed, or one (1) business day (or two (2) if international) after the date of deposit with such internationally recognized overnight courier. All such notices, requests, deliveries, approvals, consents or other communications shall be addressed to the respective parties at the addresses set forth below, or to such other address as a party may designate to the other party in accordance herewith.

If to Celera, addressed to:

CELERA GENOMICS
45 West Gude Drive
Rockville, MD 20850
Attn: Jason Molle
Executive Vice President, Sales and Marketing
cc: Legal Department
facsimile: +1.240.453.3755

If to Customer, addressed to:

GENSET SA
24, rue Royale
75008 Paris
Attn: Chairman & CEO
cc: General Counsel's Office
facsimile: +33.1.55.04.59.29

11.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12 Force Majeure. If the performance of any part of this Agreement by either party or of any obligation under this Agreement, shall be prevented, restricted, interfered with or delayed by reason of any cause beyond the reasonable control of the party liable to perform, unless conclusive evidence to the contrary shall be provided, the party so affected shall, upon giving written notice to the other party, be excused from such performance to the extent of such prevention, restriction, interference or delay, provided that the affected party shall use its commercially reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, the parties shall discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution.

11.13 Exhibits. All Exhibits referenced in and attached hereto are incorporated herein by reference. In case of any discrepancies between terms incorporated from the Exhibits and the terms of the Sections herein, the terms of the Sections shall prevail. A duly authorized representative of each party shall approve any amendment to an Exhibit in writing.

11.14 Exports

11.14.1 Customer hereby acknowledges that the databases (including the Analysis Tools) within the Customer Subscription, documentation for the databases and Analysis Tools within the Customer Subscription or direct products thereof (collectively in this Section 11.14, "Products and Technology"), supplied by Celera hereunder are subject to export controls under the laws and regulations of the United States ("U.S.") Customer shall comply with such laws and regulations and agrees not to export, re-export or transfer Products and Technology without first obtaining all required U.S. Government authorizations or licenses. Celera and Customer each agree to provide the other, such information and assistance as may reasonably be required by the other in connection with securing such authorizations or licenses, and to take timely action to obtain all required support documents.

11.14.2 End Use/User: Customer hereby certifies that none of the Products and Technology supplied by Celera to Customer hereunder will be exported, re-exported or otherwise transferred by Customer:

(a) To a U.S. embargoed or highly restricted destination, (15 United States Code of Federal Regulations (CFR) Part 746);

(b) For use by or for any military end-user, or in any military end-use located in or operating under the authority of any country identified in (15 CFR 746);

(c) To, or made available by Customer for use by or for, any entity that is engaged in the design, development, production, stockpile or use of nuclear, biological or chemical weapons or missiles, (15 CFR Part 744); or

(d) To parties on any of the U.S. Government's lists of denied persons, (15 CFR Supplement No. 2 and 3 Part 764), Entities List (15 CFR Supplement No. 4 Part 744) without first obtaining all required U.S. Government authorizations or licenses.
11.14.3 Customer's obligation under this clause shall survive the expiration or termination of this Agreement.

11.14.4 Customer agrees to maintain a record of exports, re-export, and transfers of the Products and Technology for five years and to forward within that time period any required records to Celera or, at Celera's request, to the U.S. Government. The Customer agrees to permit audits by Celera or the U.S. Government as required under the laws and/or regulations to ensure compliance with this Agreement.

11.15 U.S. Government-Restricted Rights. The Analysis Tools and accompanying documentation are deemed to be "commercial computer software" and "commercial computer software documentation", respectively, pursuant to DFAR Section 227.7202 and FAR Section 12.212, as applicable. Any use, modification, reproduction release, performance, display or disclosure of the Analysis Tools and accompanying documentation by the U.S. Government will be governed solely by the terms of this Agreement and will be prohibited except to the extent expressly permitted by the terms of this Agreement.

11.16 Dispute Resolution. Celera and Customer shall deal with each other in good faith. In the event that a dispute arises between the parties concerning, or in any way relating to, this Agreement, the parties shall undertake good faith efforts to amicably resolve such dispute.

11.16.1 Executive Officers: In the event that the parties are unable to resolve any such dispute, the parties shall refer the dispute for further review and resolution to Vice President, Sales and Marketing , or another designated representative of Celera and to the Chairman and CEO, or another designated representative of Customer, who will attempt in good faith and reasonable diligence to resolve the dispute.

11.16.2 [***]*

11.16.3 [***]*

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* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

11.16.4 [***]*

11.16.5 Confidentiality: The parties hereby mutually agree that the existence, terms and content of any arbitration or dispute resolution entered into pursuant to this Agreement, as well as all information or documents relating thereto, shall be maintained in confidence and not be given, shown, disclosed to, or discussed with any third person or party except: (a) by prior written agreement of both parties; (b) during any legal proceeding to protect or secure a party's rights under such arbitration or dispute resolution; (c) counsel and accountants who shall agree to maintain its confidentiality; (d) to the extent required by applicable reporting requirements; and (e) upon compulsory legal process.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers on the date set forth below.

PE CORPORATION (NY)

By:_______________________________

Name: Jason Molle
Title: Senior Vice President, Sales and Marketing
Celera Genomics

Date: December 22, 2000

CUSTOMER

By:_______________________________

Name: Andre Pernet
Title: President & CEO
Genset S.A.

Date: December 22, 2000

By:_______________________________

Name: Andre Pernet
Title: President & CEO
Genset Corporation

Date: December 22, 2000

EXHIBIT A

DEFINITIONS

1. "Active Ingredient" shall mean a substance which causes one or more of the direct clinical therapeutic effects for which the [***]* or Product is intended, excluding diluents, vehicles, drug delivery systems, adjuvants, preservatives, or other ingredients which do not by themselves have such therapeutic effect(s). The Active Ingredient of a Diagnostic Product shall be the operative genetic or other assay(s) in the Product.

2. "Affiliate" shall mean any corporation or other legal entity that, directly or indirectly, controls, is controlled by, or is under common control with a party to this Agreement and shall exclude those corporations and legal entities associated with Customer that provide substantially similar products and services as Celera. For purposes of this definition, "control" shall mean (a) ownership or direct or indirect control of more than eighty percent (80%) of the stock shares entitled to vote for the election of directors; (b) possession, direct or indirect, of power to manage, direct or cause the direction of the management and policies of the corporation or other legal entity; (c) power to elect or appoint eighty percent (80%) of more of the members of the governing body of the corporation or other legal entity; or (d) an eighty percent (80%) or greater ownership interest, direct or indirect, with the power to direct the management and policies of any non-corporate legal entity.

3. "Analysis Tools" shall mean the algorithms and software that are incorporated into the individual database products included in the Customer Subscription as described in Exhibit B for viewing, searching and analyzing DNA Sequence Information, Annotation Information and any other genomic related information and data.

4. [***]*

5. "Antisense Product" shall mean any Product that is an oligonucleotide or polynucleotide, either natural or synthetic .

6. "Authorized Use" shall have the meaning set forth in Section 2.2.

7. [***]*

8. "Biological Assay" shall mean a method or test for measuring the activity, purity or structural status of a nucleic acid or protein in an *in vivo* or *in vitro* system.

9. "Biological Screening Program" shall mean employing a Biological Assay to analyze many compounds, criteria or situations.

10. "Celera Discovery System™" shall mean the software and delivery system used to provide the Customer Subscription via a secure Internet connection, or such other method designated by Celera.

11. "Celera Research System™" shall mean the informatics infrastructure and database internal to Celera that is the source of the contents of the Customer Subscription.

12. "Celera Technology" shall mean [***]*

13. "Combination Product" shall mean a [***]* or Product that is comprised of two (2) or more Active Ingredients, at least one (1) of which is a Research Product or Product.

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

14. "Confidential Information" shall have the meaning set forth in Section 5.0.

15. "Confidentiality Agreement" shall mean the Non-Disclosure Agreement between Customer and Celera, dated April 12, 1999.

16. "Customer Contractor" shall mean [***]*

17. "Customer Licensee" shall mean [***]*

18. "Customer Subscription" shall mean a subscription to the databases listed and described in Exhibit B.

19. "Customer Site" shall mean one of Customer's facilities or places of business that Customer identifies to Celera and Celera authorizes to receive information that Customer downloads from the Celera Discovery System.

20. "Customer Subscription Log" shall mean the record, electronic or other, of (i) performance monitoring data pertaining to the Celera Discovery System™, (ii) data rates, (iii) data volumes between the Celera Discovery System and Customer and (iv) the number of Users. Such Customer Subscription Log shall be located at a Celera site and shall only monitor Customer's activities occurring at or from a Celera site.

21. "Customer Technology" shall mean [***]*

22. "Customer User" shall mean users of the Customer Subscription who are designated by Customer and authorized by Celera (in accordance with this Agreement) and who are Customer's employees and/or consultants bound by a non-disclosure and non-use agreement with terms and conditions substantially similar to those contained herein.

23. "Default" shall mean a Performance Default and/or Representation Default.

24. "Defaulting Party" shall have the meaning set forth in Section 7.3.1.

25. "Diagnostic Product(s)" shall mean any Product* [***]*

26. [***]*

27. [***]*

28. [***]*

29. "Drug Product(s)" shall mean any Product[***]*

30. "EMEA" shall mean the European Medicine Evaluation Agency, or any successor entity thereto.

31. "Extension Term" shall have the meaning set forth in Section 7.2.

32. "Extension Subscription Fee" shall have the meaning set forth in Section 4.1.2.

33. "FDA" shall mean the U.S. Federal Food and Drug Administration, or any successor entity thereto.

34. [***]*

35. [***]*

---

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

36. "IND" shall mean an investigational new drug application (or an equivalent application, e.g, biologic license application) and all amendments thereto submitted to FDA in accordance with the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and its implementing regulations, guidances, guidelines and policy statements promulgated thereunder, or an equivalent application submitted to the EMEA or any other comparable national or territorial regulatory entity.

37. "Indemnitee" shall have the meaning set forth in Section 10.3.

38. "Indemnitor" shall have the meaning set forth in Section 10.3.

39. "Initial Subscription Fee" shall have the meaning set forth in Section 4.1.1.

40. "Initial Term" shall have the meaning set forth in Section 7.1.

41. [***]*

42. "NDA" shall mean a New Drug Application or Biological License Application, as the case may be, and any and all supplements thereto, submitted to FDA in accordance with the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and its implementing regulations, guidances, guidelines and policy statements promulgated thereunder, or an equivalent application submitted to the EMEA or any other comparable national or territorial regulatory entity.

43. "Net Sales" shall mean [***]*

(a) [***]*

(b) [***]*

(c) [***]*

(d) [***]*

(e) [***]*

(f) [***]*

(g) [***]*

[***]*

[***]*

[***]*

44. "Non-Defaulting Party" shall have the meaning set forth in Section 7.3.1.

45. "Notice of Default" shall have the meaning set forth in Section 7.3.1.

46. "Performance Default" shall have the meaning set forth in Section 7.3.1.

47. "Phase II Clinical Trial" shall mean a controlled clinical studies required for Regulatory Approval and initiated to evaluate a Product's effectiveness, risks, and side effect profile in patients, specifically including those

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

studies that are well-controlled, closely monitored and that generally involve no more than several hundred subjects.

48. "PMA" shall mean a Premarket Approval Application submitted to the FDA, or, if applicable, the equivalent submitted to any other comparable national or territorial regulatory entity.

49. [***]*

50. "Product" shall mean any article or substance [***]*

51. "Public DNA Sequence Information" shall mean the respective, non-redundant human, mouse and *Drosophila* nucleotide sequences and associated annotation information that are obtained by Celera from public sources.

52. "Records" shall have the meaning set forth in Section 3.6.

53. "Regulatory Approval" shall mean the first approval of an NDA in the United States, European Union or Japan.

54. "Report" shall have the meaning set forth in Section 3.6.1.

55. "Representation Default" shall have the meaning set forth in Section 7.3.1.

56. "Research Product" shall mean [***]*

57. [***]*

    (a) [***]*

    (b) [***]*

58. [***]*

59. "Subscription DNA Product" shall mean [***]*

60. "Term" shall mean the period of time covered by the Initial Term and the Extension Term, if any.

61. "Therapeutic Protein Product" shall mean any Product [***]*

62. "Third Party" shall mean any individual, partnership, joint venture, corporation, trust, estate, unincorporated organization, government or any department or agency thereof, or any other entity other than Customer, Customer's Affiliates or Celera.

63. "Valid Claim" shall mean [***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT B
CUSTOMER SUBSCRIPTION/CELERA DATABASES

I. CUSTOMER SUBSCRIPTION

Customer Subscription: Customer Subscription shall include the Celera Discovery System™ and following databases as indicated below:

A. Human Gene Index
B. Human Genome Database
C. *Drosophila* Gene Index
D. *Drosophila* Genome Database
E. Mouse Gene Index
F. Mouse Genome Database
G. SNP Reference Database
H. Public Databases
I. Celera Discovery System™

II. CELERA DATABASE PRODUCTS INCLUDED IN THE CUSTOMER SUBSCRIPTION

A. Human Gene Index – shall mean the human DNA Sequence Information, human Public DNA Sequence Information and Annotation Information (as further defined in the full agreement). This database contains over 1.6 million expressed sequence tags (ESTs). The EST data is enhanced by reassembling the ESTs using a proprietary assembler that incorporates the use of quality values (where available), resulting in assemblies having a higher degree of confidence. The database contains links to other sources of biological information including public database accessions, genomic sequences, and detailed information from over 2,000 cDNA libraries.

Content
- Clusters of human ESTs and full-length cDNAs (plus singletons)
- Associated cDNA library information
- Consensus sequence (hypothetical transcript) from EST clusters
- Pre-computed similarity searches of consensus sequence against non-redundant database of public protein

B. Human Genome Database – shall mean the human DNA Sequence Information, human Public DNA Sequence Information and Annotation Information. This database will include information generated by Celera, and consists of ordered and assembled non-redundant DNA Sequence Information.

Content
- Assembled human genome
- Mapping data
- Gene structure
- Comparison with mouse genes
- Database of human-mouse conserved regions
- Transcripts derived from genes by auto-annotation and expert curation
- Proteins derived from transcripts
- Evidence trial for assignments
- Motifs and domains identification using InterPro
- Paralogs identification
- Panther classification of proteins into families
- Classification of proteins into Gene Ontology
- Publicly available annotations
- Celera generated annotations

- Pre-computed sequence similarity relationships between human genes, transcripts and proteins and sequences from model organisms
- Celera Human Gene Index

C. ***Drosophila* Gene Index** – shall mean the *Drosophila* DNA Sequence Information, *Drosophila* Public DNA Sequence Information and Annotation Information. This database contains over 84,000 ESTs, is built in the same fashion as the Human Gene Index, and has the same functionality as the Human Gene Index.

D. ***Drosophila* Genome Database** – shall mean the *Drosophila* DNA Sequence Information, *Drosophila* Public DNA Sequence Information and Annotation Information. This database contains both DNA Sequence Information obtained from Celera's sequencing of the *Drosophila melanogaster* genome and the *Drosophila* Gene Index.

Content will include

- Assembled *Drosophila* genome
- Mapping data
- Gene Structure
- Transcripts derived from genes by auto-annotation and expert curation
- Proteins derived from transcripts
- Evidence trial for assignments
- Paralogs Identification
- Comparison with yeast and worm genes
- Motifs and domains identification using InterPro
- Classification of proteins into Gene Ontology
- Pre-computed sequence similarity relationships (BlastP vs. NRAA)
- Links to FlyBase
- Celera *Drosophila* Gene (ESTs and full length cDNA)

E. **Mouse Gene Index** – shall mean the mouse DNA Sequence Information, mouse Public DNA Sequence Information and Annotation Information. This database will contain ESTs, and will be built in the same fashion as the Human Gene Index, and will have the same functionality as the Human Gene Index.

F. **Mouse Genome Database** – shall mean the mouse DNA Sequence Information, mouse Public DNA Sequence Information and Annotation Information. This database will include mouse DNA sequence information to a coverage of 3X. This coverage will be made up of 1X coverage from each of three strains of mouse – 129SvJ, DBA/2, and A/J. Upon completion of the sequencing, the mouse DNA Sequence Information will be overlaid on the assembly of the human genome to enhance both human and mouse Annotation Information. This overlay method will support annotation of exons in human sequence through use of the mouse-human conserved regions. This database also will incorporate mouse DNA Sequence Information that may exist in the public domain to provide the most complete resource connecting the wealth of mouse genetic data with the human genome.

Content

- "Humanized" mouse genome
- Mapping data
- Gene structure
- Comparison with human genes
- Database of mouse-human conserved regions
- Transcripts derived from genes by auto-annotation and expert curation
- Proteins derived from transcripts
- Evidence trial for assignments
- Identification of motifs and domains using InterPro
- Identification of Paralogs

- Panther classification of proteins into families
- Classification of proteins into Gene Ontology
- Pre-computed sequence similarity relationships between mouse genes, transcripts and proteins and sequences from human and model organisms
- Celera Mouse Gene Index

G. Public databases

The Celera Discovery System™ also contains various public databases of sequence, protein motif and domain, rotein structure, classification, mapping,and mutation data including :

BLOCKS	Db EST
DbSTS	DbGSS
EMBL	ENZYME
FlyBase	GenBank
GENPEPT	OMIM
PDB	Pfam
PIR	PROSITE
UNISEQ	SWISS-PROT (additional license required)
Taxonomy	TrEMBL
UNIGENE	UNIEST
Gene Ontology	PRINTS

H. SNP Reference Database—shall mean the human Polymorphism Information and the Analysis Tools. This database will include human Polymorphism Information generated through Celera's sequencing of the human genome and human Polymorphism Information obtained through public sources. These polymorphisms will be identified from the multi-alignment sequences that define the DNA sequence information in the Human Genome Database. As the human genome is assembled, the location of these polymorphisms will be mapped to the consensus sequence. Polymorphisms included in this database may be computationally identified as candidate polymorphisms.

Content:

- Over 2.4 million Celera proprietary single nucleotide polymorphisms (SNPs); over 2.8 million non-redundant SNPs
- Unique Celera variation discovery based on genome sequencing of 5 individuals with Caucasian, African, Hispanic, and Chinese ethnic backgrounds
- Candidate variations discovered by proprietary algorithms
- Integration of public, Celera-generated, and third-party human variation data
- Curated dbSNP/TSC variation data integrated into Celera SNP database
- All variations mapped to Celera's reference human genome to single base pair resolution, fully integrated with the Celera human genome and other CDS databases
- Exclusive access to new disease causing mutations added to the Human Gene Mutation Database (HGMD)
- Allele frequency, population data, validation status and trace data included where available

I. Celera Discovery System

The Celera Discovery System provides a fast and convenient way to execute a thorough genome analysis because it delivers Celera's proprietary databases, public and third-party databases, and analysis and visualization tools in one system.

Analysis Tools

The Celera Discovery System™ contains a number of query, data management, analysis, and visualization tools, including:

Celera Data Mining Tools – Celera data mining tools will allow users to query the database using keywords and other indexed fields. The system also will provide sequence similarity search capabilities and interface with other analysis tools such as:

- BLAST (entire suite)
- FASTA (entire suite)
- CLUSTALW
- HMMER
- JalViewer
- Protein Analysis Viewer
- Transcript Assembly Viewer
- Genome Assembly Viewer

Celera Chromosome Viewer - The Celera chromosome viewer provides the mechanism for viewing of gene structures, underlying evidence, and the results of sequence similarity searches in the context of chromosome structure.

Celera Genome Browser - The Celera Genome Browser facilitates genomic exploration. It is a visualization tool that allows users to:

- Graphically view the Celera human genome assembly information and its automated and expert annotation data
- Overlay and view customer-specific mapped feature data with the Celera human data
- Create and save annotation

EXHIBIT B2

[***][*]

[*] Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT C
SUBSCRIPTION TERMS AND SCHEDULE

I. NUMBER OF USERS

Customer is authorized for twenty [***]*

II. TERM OF AGREEMENT

The term of the Agreement is [***]* from the date as of which Genset has access to the Customer Subscription through the Celera Discovery System.

III. INITIAL SUBSCRIPTION FEE

[***]*

IV. ADDITIONAL USER FEES

In addition to the Initial Subscription Fee, at any time during the Term, Customer may increase the number of Customers Users at an annual cost of [***]* to be added to the total Initial Subscription Fee to be calculated in accordance with III above. Such additional fees shall be due for the remainder of the Term and payable with the annual payment of the Initial Subscription Fee. Subscriptions that begin during a calendar year will be prorated accordingly. [***]*

V. [***]*

(a) [***]*

(b) [***]*

(c) [***]*

(d) [***]*

VI. [***]*

VII. [***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

VII. PAYMENTS & INVOICING

All payments under this Agreement shall be made in U.S. dollars by deposit to the credit and account of Celera as follows:

By wire:
[***]*

Invoices should be sent to:
Comptroller
Genset S.A.
24, rue Royale
75008 Paris

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT D

Training

Celera will provide Customer with all documentation and information reasonably necessary for utilization of the Customer Subscription provided under the Customer License. Celera will provide Customer with the following training on the Celera Discovery System: operator and data integration. Initial training will occur within sixty (60) days of execution of the Agreement.

[***]*

From time-to-time during the Term, Customer may request additional training for Customer's employees regarding the use of the Customer Subscription. The specific topics of the training relating to use of the Customer Subscription will be as requested by Customer. The training will occur within thirty (30) business days of a request by Customer or as otherwise mutually agreed, provided, however, no training will be conducted prior to installation of the Customer Subscription. The training will take place at Celera's facility in Rockville, MD or other location designated by Celera. Each party shall bear all out-of-pocket expenses of its own employees in connection with any training activities.

[***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT E

Customer Support and Celera Discovery System Maintenance

Celera shall provide customer support services in connection with the Customer Subscription as shall be reasonably requested by Customer. Celera shall provide for telephone support [***]* excluding Celera's standard holidays. As part of the customer support services provided under this Agreement, Celera will identify a Client Program Manager to interface with Customer; provided, however, such Client Program Manager may change during the Term. Any authorized user of the CDS or system support staff may access Celera's technical support program via the customer's designated Client Program Manager. If the Client Program Manager is not immediately available, calls will be transferred to Celera's Client Support Center.

[***]*

* Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT E2

Celera Discovery System Responsiveness

[***][*]

[*] Confidential treatment has been requested with respect to this omitted portion of the document, filed separately with the Commission.

EXHIBIT F

Draft Initial Press Release

FOR IMMEDIATE RELEASE

Celera Contacts:	Media: Heather Kowalski (240) 453-3343 heather.kowalski@celera.com	Investors: Charles Poole (203) 761-5400 charles.poole@celera.com	*[Genset Contacts to be included]*

CELERA GENOMICS SIGNS DATABASE SUBSCRIPTION DEAL WITH GENSET, SA

ROCKVILLE, MD—January [XX], 2001—Celera Genomics (NYSE: CRA), an Applera Corporation business, and Genset S.A. announced today the signature of a multi-year subscription agreement. Genset researchers will use Celera's integrated database products, bioinformatics systems, and other discovery tools in conducting their genomics research. Genset will access Celera's products through the web-based Celera Discovery System ™, the web-based portal through which a variety of customers, including academic, biotechnology and pharmaceutical institutions, access Celera's expanding databases and analysis tools. Financial terms of the agreement were not disclosed.

"We are pleased to be entering into this agreement with as important a genomics company as Genset," said J. Craig Venter, Ph.D., Celera's president and chief scientific officer. "We believe this agreement should allow both companies to make important discoveries leading to possible advances in the treatment of disease."

Andre Pernet, Genset's president and chief executive officer, commented, "the quantity and quality of the data in Celera's databases should enable us to accelerate and reduce the cost of our genomics research. This will allow us to focus our time and resources on adding functional and medical information to genomics data. We believe the tools and experience we have developed over the past years have prepared us to fully exploit this data."

GENSET is a genomics company committed to generating a pipeline of drug candidates for the treatment of central nervous system and metabolic disorders. GENSET's integrated technology platform combined with ongoing genomic association studies will continue to identify and characterize potential drug targets and drug response markers for these disorders. By relying upon the expertise accumulated through various alliances with pharmaceutical partners and its portfolio of genomic patents, GENSET now intends to pursue and validate novel drug targets and candidates for its own account. GENSET has already discovered a lead protein candidate in the obesity field named Famoxin and is pursuing its research with a view to developing Famoxin into a drug. News releases by GENSET are available on the company's web site at http://www.genxy.com.

Applera Corporation, formerly PE Corporation, comprises two operating groups. The Celera Genomics Group, headquartered in Rockville, MD, is a definitive source of genomic and related medical information. Celera has developed three business units: the On-line Information Business, Discovery Sciences, and Discovery Services, all of which build upon Celera's generation, integration, and analysis of biological information. Celera intends to enable therapeutic discoveries both through its own application of its scientific capabilities and in partnership with pharmaceutical and biotechnology companies. The Applied Biosystems Group (NYSE:ABI) develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. Customers use these tools to analyze nucleic acids (DNA and RNA) and proteins in order to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of $1.4 billion during fiscal 2000. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available on the World Wide Web at www.applera.com, or by telephoning 800.762.6923.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential," among others. These forward-looking statements are based on Applera Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Applera Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of Celera Genomics' businesses include but are not limited to (1) operating losses to date; (2) a unique and expanding business plan; (3) dependence on the final assembly and annotation of the human genome; (4) uncertainty of revenue growth; (5) unproven use of genomics information to develop products; (6) intense competition in the evolving genomics industry; (7) dependence on customers in and subject to the risks of the pharmaceutical and biotechnology industries; (8) heavy reliance on strategic relationship with the Applied Biosystems Group; (9) lengthy sales cycle; (10) dependence on the unique expertise of its scientific and management staff; (11) uncertainty of patent, copyright, and intellectual property protection; (12) dependence on computer hardware, software, and internet applications; (13) access to biological materials; (14) legal, ethical, and social issues affecting demand for products; (15) disruptions caused by rapid growth of the business; (16) government regulation of its products and services; (17) risks of future acquisitions; (18) uncertainty of outcome of stockholder litigation; and (19) other factors that might be described from time to time in Applera Corporation's filings with the Securities and Exchange Commission.